                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No.__)*


                               WHITMAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                  AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    96647R107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                JOHN F. BIERBAUM
                              60 SOUTH SIXTH STREET
                                   SUITE 3800
                              MINNEAPOLIS, MN 55402
                                 (612) 661-3830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

CUSIP No.  96647R107                  13D                    Page 2 of 15 Pages


--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   DAKOTA HOLDINGS, LLC

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  /X/
                                                                   (b)  / /
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   AF

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)            / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

        NUMBER OF                    0
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8  SHARED VOTING POWER
         OWNED BY
           EACH                   12,855,419**
        REPORTING          -----------------------------------------------------
          PERSON            9  SOLE DISPOSITIVE POWER
           WITH
                                     0
                           -----------------------------------------------------
                            10 SHARED DISPOSITIVE POWER

                                  12,855,419**
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,855,419**
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.6***
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    **Includes a warrant to purchase 377,128 shares of Whitman common stock.

   ***Assumes (1) all other former shareholders of PepsiAmericas, Inc. elect the cash alternative and (2) no purchase is made of the subscription shares, pursuant to the merger of PepsiAmericas into a wholly owned subsidiary of Whitman Corporation effective November 30, 2000.

CUSIP No.  96647R107                  13D                    Page 3 of 15 Pages


--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   POHLAD COMPANIES

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  /X/
                                                                   (b)  / /
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)            / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   MINNESOTA

--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

        NUMBER OF                    102
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8  SHARED VOTING POWER
         OWNED BY
           EACH                      12,855,419**
        REPORTING          -----------------------------------------------------
          PERSON            9  SOLE DISPOSITIVE POWER
           WITH
                                     102
                           -----------------------------------------------------
                            10 SHARED DISPOSITIVE POWER

                                     12,855,419**
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,855,419**
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.6***
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    **Includes a warrant to purchase 377,128 shares of Whitman common stock.

   ***Assumes (1) all other former shareholders of PepsiAmericas, Inc. elect the cash alternative and (2) no purchase is made of the subscription shares, pursuant to the merger of PepsiAmericas into a wholly owned subsidiary of Whitman Corporation effective November 30, 2000.

CUSIP No.  96647R107                  13D                    Page 4 of 15 Pages


--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   PEPSICO, INC.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  /X/
                                                                   (b)  / /

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)            / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   NORTH CAROLINA

--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

        NUMBER OF                     54,794,115
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8  SHARED VOTING POWER
         OWNED BY
           EACH                       12,855,419**
        REPORTING          -----------------------------------------------------
          PERSON            9  SOLE DISPOSITIVE POWER
           WITH
                                      54,794,115
                           -----------------------------------------------------
                            10 SHARED DISPOSITIVE POWER

                                      12,855,419**
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    67,649,534**
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    45.3***
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    **Includes a warrant to purchase 377,128 shares of Whitman common stock.

   ***Assumes (1) all other former shareholders of PepsiAmericas, Inc. elect the cash alternative and (2) no purchase is made of the subscription shares, pursuant to the merger of PepsiAmericas into a wholly owned subsidiary of Whitman Corporation effective November 30, 2000.

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share, and associated preferred share purchase rights, of Whitman Corporation (the "Company" or "Whitman"), which class of shares is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Company's address is 3501 Algonquin Road, Rolling Meadows, Illinois 60008.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a), (b) and (c) This statement is filed on behalf of (1) Dakota Holdings, LLC, a Delaware limited liability company (the "LLC"), (2) Pohlad Companies, a Minnesota corporation ("Pohlad"), and (3) PepsiCo, Inc., a North Carolina corporation ("PepsiCo"). The LLC's members are Pohlad, Beverages, Foods & Service Industries, Inc., a Delaware corporation ("BFSI"), which is a wholly owned subsidiary of PepsiCo, Pepsi-Cola Metropolitan Bottling Co., Inc., a New Jersey corporation ("Metro"), which is also a wholly owned subsidiary of PepsiCo, and Beverage Investment, LLC, a Minnesota limited liability company, a company under common control with Pohlad ("Beverage Investment"). The LLC is governed by the Amended and Restated Limited Liability Company Agreement, dated November 30, 2000, by and among Pohlad, BFSI, Metro, Beverage Investment and PepsiCo (the "LLC Agreement"). A copy of the LLC Agreement is attached hereto as Exhibit A. The LLC holds and manages its investment in Whitman common stock and PepsiCo common stock. The LLC's principal business address is 60 South Sixth Street, Suite 3800, Minneapolis, Minnesota 55402. Pohlad is principally engaged as an investment holding company. Pohlad's principal business address is 60 South Sixth Street, Suite 3800, Minneapolis, Minnesota 55402. PepsiCo is principally engaged as a holding company for various entities engaged in the beverage industry. PepsiCo's principal business address is 700 Anderson Hill Road, Purchase, New York 10577.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of Pohlad and PepsiCo are set forth on Appendix I attached hereto and incorporated herein by reference.

         (d) During the last five years, none of the executive officers and directors set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the executive officers and directors set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each executive officer and director set forth in Appendix I is a citizen of the United States, except for Peter Foy, a director of PepsiCo, who is a citizen of the United Kingdom.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The LLC and Pohlad obtained the shares reported herein pursuant to the merger of PepsiAmericas into a wholly owned subsidiary of Whitman. The LLC obtained beneficial ownership of 12,855,419 shares of Whitman common stock in exchange for 4,000,000 shares of PepsiAmericas Class A common stock, 57,028,274 shares of PepsiAmericas Class B common stock and a warrant to purchase 1,360,000 shares of PepsiAmericas Class B common stock. Pohlad obtained beneficial ownership of 102 shares of Whitman common stock in exchange for 500 shares of the PepsiAmericas Class B common stock.


                              Page 5 of 15 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

         On November 30, 2000, PepsiAmericas merged into a wholly owned subsidiary of Whitman pursuant to an Agreement and Plan of Merger dated August 18, 2000 (the "Merger").

         In connection with the Merger, Whitman agreed to sell an aggregate of up to 1,710,863 shares of its common stock, at a price of $14.6125 per share, to the PepsiAmericas shareholders who participate in the contingent payment alternative and wish to purchase such shares (the "Subscription Shares"). PepsiAmericas shareholders have until December 14, 2000 to elect to purchase Subscription Shares. The LLC has the right to purchase, at a purchase price of $14.6125 per share, any Subscription Shares that are not purchased by the PepsiAmericas shareholders initially entitled to purchase them. If the LLC declines to purchase such Subscription Shares, such shares will not be sold to anyone. As of the date of this Schedule 13D, the LLC had not made an election regarding the purchase of the Subscription Shares it is entitled to purchase.

         In connection with the Merger, Pohlad has separately negotiated the right to acquire from PepsiCo up to 1,710,863 shares of Whitman common stock currently held by PepsiCo at a price of $14.6125 per share. Robert C. Pohlad, the Chief Executive Officer and a director of Whitman, is the President of Pohlad and the owner of one-third of the stock of Pohlad. As of the date of this
Schedule 13D, Pohlad has not purchased any of these shares.

         Upon the effectiveness of the Merger, Robert C. Pohlad became the Chief Executive Officer and a director of Whitman, Kenneth E. Keiser became the President and Chief Operating Officer of Whitman's United States operations, John F. Bierbaum became the Executive Vice President of Corporate Growth and Strategic Planning of Whitman, G. Michael Durkin became the Senior Vice President and Chief Financial Officer of Whitman, and Larry Young became the President and Chief Operating Officer of Whitman's International Operations.

         Due to the LLC's election of the contingent payment alternative, the LLC has the right to receive in the future up to 6,669,747 additional shares of Whitman common stock if PepsiAmericas meets certain performance levels for the years 2000 through 2002. Due to Pohlad's election of the contingent payment alternative, Pohlad has the right to receive in the future up to 54 additional shares of Whitman common stock if PepsiAmericas meets the specified performance levels.

         Other than as described above, the reporting persons have no plans or proposals that relate to or would result in the actions listed under Items 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 30, 2000, assuming for percentage calculation purposes that all other former shareholders of PepsiAmericas elect the cash alternative and no purchase is made of the Subscription Shares, the reporting persons beneficially owned the following shares:

         1. The LLC beneficially owned 12,855,419 shares (8.6%), including 377,128 shares which the LLC has a right to acquire upon exercise of a warrant.

         2. Pohlad benefically owned 12,855,521 shares (8.6%), including the shares beneficially owned by the LLC and 102 shares owned directly by Pohlad.

         3. PepsiCo beneficially owned 67,649,534 shares (45.3%), including the shares beneficially owned by the LLC, 54,000,000 shares owned directly by PepsiCo and 794,115 shares owned by Midland Bottling Co., a wholly owned subsidiary of PepsiCo.


                              Page 6 of 15 Pages

         (b)      The responses of each reporting person to Items (7) through
(11) of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares are incorporated herein by reference. By virtue of their interest in the LLC, Pohlad and PepsiCo may be deemed to beneficially own the shares held by the LLC. Such shares are included in the beneficial ownership totals of Pohlad and PepsiCo presented above.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

         The LLC was formed and is governed by the LLC Agreement, a copy of which is attached as Exhibit A hereto and incorporated herein by reference. The following summary of certain terms of the LLC Agreement is qualified in its entirety by reference to the LLC Agreement.

         The LLC was originally formed by Metro, BFSI and Pohlad (each a "Member" and collectively, the "Members") and PepsiCo. Beverage Investment subsequently became a Member on November 30, 2000. The LLC was originally formed to manage the Members' investment in, and to hold and exercise voting control over, PepsiAmericias and its affiliates.

         Pursuant to the Merger, all of the outstanding shares of PepsiAmericas owned by the LLC were converted into shares of Whitman common stock, contingent rights to receive additional shares of Whitman common stock and the right to purchase additional shares of Whitman common stock. From and after the effective time of the Merger, the LLC's continuing purpose is to hold and manage its investment in the Whitman common stock and PepsiCo common stock. It is the intention of the Members that the LLC operate exclusively as a holding company, and shall not conduct any business operations except with respect to the management of those investments. In furtherance of the foregoing, the LLC has the power to undertake and carry on all business activities necessary or advisable in connection with such activity. The LLC may not engage in any other business without the consent of all Members.

         The responsibility for the day to day management of the LLC is vested in Pohlad or one of its affiliates. The Members have agreed that Pohlad shall have the authority to act on behalf of the LLC in connection with its business. Pohlad has all of the necessary powers to carry out the purposes and business of the LLC. Without limiting the foregoing, Pohlad has the following specific rights and powers:

         (1) To the extent of LLC assets, to prosecute, defend, settle or compromise actions or claims at law or in equity at the LLC's expense as may be necessary or proper to enforce or protect the LLC's interests provided that, approval of any settlement to be entered into by an indemnified party shall require unanimous consent of those Members who are not indemnified parties; and to satisfy any judgment, decree, decision or settlement of any such suit or claim, first, out of any insurance proceeds available therefor, and next, out of the LLC's assets and income.

         (2) To authorize the entry into and performance of contracts and agreements and to do and perform all such other things as may be in furtherance of LLC purposes; and to authorize a Member to execute, acknowledge and deliver on behalf of the LLC any and all instruments which may be deemed necessary or convenient to effect the foregoing.


                              Page 7 of 15 Pages

         (3) To acquire and enter into any contract of insurance which Pohlad deems necessary and proper for the protection of the LLC or for any purpose beneficial to the LLC.

         Unanimous approval of the Members shall be required in the following circumstances:

                  (1) Any material change in the business or purpose of the LLC.

                  (2) The disposition of any assets of the LLC outside the ordinary course of business.

                  (3) Any voluntary liquidation, dissolution or termination of the LLC.

                  (4) The issuance by the LLC of any additional equity interests of the LLC, or the admission of a new Member to the LLC.

                  (5) Any amendment to the LLC Agreement or to the certificate of formation of the LLC.

                  (6)      The necessity for additional capital contributions.

                  (7) Any split, combination or reclassification of any interests.

                  (8) Any registered public offering of any equity interests of the LLC.

                  (9) The establishment by the LLC of any joint venture with a third party or the acquisition of all or part of any other business person or entity.

                  (10) The approval of the making or divesting of any investment including the acquisition or disposition of securities or capital expenditures, take-or-pay arrangements or significant operating arrangements.

                  (11) The entry by the LLC into any agreement for the lending of funds or provision of a guaranty by the LLC.

                  (12) Any loan to or guarantee by the LLC of any indebtedness of, a Member, any affiliate thereof or any officer or employee thereof and any amendment of any of the foregoing.

                  (13) The initiation or settlement of any litigation material to the business of the LLC.

                  (14) The selection of a replacement accounting firm to represent the LLC other than a "Big 5" accounting firm without an existing conflict issue with any Member or the LLC.

                  (15) Any borrowing of money, assumption or guarantee of any indebtedness or other obligations, or issuing any debt securities.

                  (16) Any agreement with any other person or entity restricting or constraining the LLC's right to vote its securities.

         Notwithstanding the foregoing, BFSI, Metro and PepsiCo agree that they, or each of them, shall not propose, initiate or otherwise pursue the voluntary liquidation, dissolution or termination of the Company prior to July 31, 2001.

         Each of BFSI and Metro has appointed PepsiCo as their joint representative (the "PepsiCo Joint Representative") and Pohlad acts as the joint representative for itself and Beverage Investment (the "Pohlad Joint Representative").


                              Page 8 of 15 Pages

         Pohlad has the power to exercise voting rights with respect to any and all stock of Whitman held by the LLC provided that within two business days of receiving any communication regarding (i) a Whitman shareholder meeting at which shareholders shall vote ("Meeting") or (ii) a deadline for submitting a written action of the Whitman shareholders ("Deadline"), or (iii) any other action of the Whitman shareholders that is required or permitted, the LLC provides written notice to the PepsiCo Joint Representative specifying the manner in which the LLC intends to vote or the action which the LLC intends to take for the Whitman shares with respect to each matter upon which a separate shareholder vote or action is to be taken and specifying the earliest time at which the LLC will vote or take such action (the "Notice"). Such notice requirement shall be satisfied upon receipt by the PepsiCo Joint Representative of the Notice in written form (whether by mail, fax, e-mail or courier). If upon receipt of the Notice and prior to the deadline for the vote or shareholder action, the PepsiCo Joint Representative advises the LLC that it objects, with respect to any matter, to the manner in which the Whitman shares will be voted, the LLC shall exercise its voting rights or take such other action with respect to Metro's and BFSI's pro rata share of Whitman shares as directed by the PepsiCo Joint Representative in writing. In the event the LLC is not advised by the PepsiCo Joint Representative of such objection and the LLC can evidence that the Notice was received by the PepsiCo Joint Representative, the LLC may vote the stock or take such other action as specified in the Notice.

         With the exception of certain transfers to affiliates, no Member may transfer or assign as security or otherwise encumber, any of its interest, without the prior written consent of the other Members, which consent may be withheld or conditioned in such other Member's sole discretion. Any transfer or encumbrance other than in accordance with the provisions of the LLC Agreement, shall be null and void and shall not be recorded as a transfer on the transfer records of the LLC.

         PepsiCo shall not permit the assignment or transfer of voting control of Metro or BFSI, to any person other than an affiliate of PepsiCo without the prior written consent of Pohlad and Beverage Investment which consent may be withheld or conditioned in the sole discretion of Pohlad or Beverage Investment.

         Neither Pohlad nor Beverage Investment shall permit the assignment or transfer of voting control of Pohlad, or Beverage Investment, respectively, or of any transferee of Pohlad or Beverage Investment to any person other than an affiliate of any of Robert C. Pohlad, James O. Pohlad or William M. Pohlad or their immediate family members, without the prior written consent of PepsiCo, which consent may be withheld or conditioned in PepsiCo's sole discretion.

         AMENDED AND RESTATED PEPSICO SHAREHOLDER AGREEMENT

         The following summary description of the amended and restated shareholder agreement between Whitman and PepsiCo is qualified in its entirety by reference to the Amended and Restated PepsiCo Shareholder Agreement (the "PepsiCo Shareholder Agreement"), a copy of which is attached as Exhibit B hereto and incorporated herein by reference. The following summary of certain terms of the PepsiCo Shareholder Agreement is qualified in its entirety by reference to the PepsiCo Shareholder Agreement.

         The PepsiCo Shareholder Agreement generally limits PepsiCo and its affiliates to a maximum ownership percentage of 49.0% of the voting power of Whitman and generally limits PepsiCo and its affiliates, together with Robert C. Pohlad, his affiliates and his family, to a combined maximum ownership percentage of 49.9% of the voting power of Whitman. Acquisitions by PepsiCo and its affiliates permitted under the PepsiCo Shareholder Agreement include:

         (1) Any transaction that would not result in the maximum ownership percentage or combined maximum ownership percentage being exceeded.

         (2) A tender offer or exchange offer by PepsiCo or its affiliates for all voting securities of Whitman not beneficially owned by PepsiCo and its affiliates at a price not less than the minimum price calculated as set forth in the PepsiCo Shareholder Agreement.


                              Page 9 of 15 Pages

         (3) Any merger or business combination approved by Whitman shareholders excluding PepsiCo and its affiliates.

         (4) A transaction approved by a majority of directors who are independent of PepsiCo and Robert C. Pohlad and their respective affiliates.

         (5) An acquisition of voting securities of Whitman by Robert C. Pohlad, his affiliates or his family approved by the affiliated transaction committee of the Whitman board (or if such committee is not in existence, by a committee of the Whitman board composed entirely of independent directors).

         For purposes of the PepsiCo Shareholder Agreement, independent directors are directors unaffiliated with PepsiCo and its affiliates, or with Robert C. Pohlad, his affiliates and his family, and who are not officers, employees, consultants or advisors to Whitman and have not been within the past two years. The minimum price referred to above in clause (2) is the highest average of Whitman closing prices on the NYSE over any 20 consecutive day period during the 18 months preceding the announcement of the offer or business combination in question.

         The PepsiCo Shareholder Agreement provides that PepsiCo and its affiliates will not take any of the following actions without the prior approval of a majority of the independent directors:

         (1) Acquire, propose to acquire, disclose an intention to acquire, or offer or agree to acquire beneficial ownership of any voting security of Whitman which would cause the maximum ownership percentage or combined maximum ownership percentage to be exceeded, other than pursuant to an acquisition permitted by the PepsiCo Shareholder Agreement.

         (2) Form, join or in any way participate in a group that would be required to file a statement on Schedule 13D as a "person" under Section 13(d)(3) of the Exchange Act with respect to any voting securities of Whitman or its subsidiaries if such group's ownership of Whitman voting securities would exceed the maximum ownership percentage.

         (3) Initiate a merger, acquisition or other business combination transaction relating to Whitman, other than a combination of a party unaffiliated with PepsiCo with Whitman that would not be a permitted acquisition under the PepsiCo Shareholder Agreement.

         In addition, if at any time PepsiCo becomes aware that the ownership of PepsiCo and its affiliates exceeds the maximum ownership percentage, except as specifically permitted under the PepsiCo Shareholder Agreement, PepsiCo and its affiliates will promptly take all action necessary to reduce the amount of voting securities of Whitman beneficially owned by them so that they are below the maximum ownership percentage.

         If at any time PepsiCo becomes aware that the combined maximum ownership percentage has been exceeded as a result of a reduction in the number of voting securities outstanding, PepsiCo and its affiliates will take specified actions to reduce their ownership, though, in taking certain actions, the reduction need only be pro rata based on the relative ownership of PepsiCo and its affiliates, on the one hand, and Robert C. Pohlad, his affiliates and his family, on the other hand.

         If at any time PepsiCo becomes aware that the combined maximum ownership percentage has been exceeded (other than as a result of a reduction in the number of voting securities outstanding), PepsiCo and its affiliates will promptly take actions to reduce the amount of voting securities of Whitman beneficially owned by them so that the combined maximum ownership percentage is not exceeded, though, if the reason that the combined maximum ownership percentage has been exceeded is due to an acquisition of voting securities by Robert C. Pohlad, his affiliates or his family, PepsiCo and its affiliates will not be required to reduce their ownership percentage.


                              Page 10 of 15 Pages

         While the PepsiCo Shareholder Agreement is in effect, none of PepsiCo or its affiliates will, directly or indirectly, enter into any agreement or commitment with Robert C. Pohlad, any of his affiliates or any member of his family with respect to the holding, voting, acquisition or disposition of voting securities of Whitman. The foregoing prohibition specifically excludes the LLC Agreement so long as (1) such LLC Agreement provides that PepsiCo and its affiliates ultimately have sole power with respect to the voting of a certain percentage of voting securities of Whitman held by the LLC and have no power with respect to the voting of the remainder of the voting securities of Whitman held by the LLC and (2) the LLC takes no action to acquire beneficial ownership of any additional voting securities of Whitman except as permitted by the PepsiCo Shareholder Agreement.

         PepsiCo and its affiliates may transfer any of their voting securities of Whitman to any transferee without restriction except for significant transferees who would own 20% or more of Whitman voting securities after the transfer. PepsiCo and its affiliates may effect a transfer to a significant transferee with the prior written consent of a majority of the independent directors. However, PepsiCo and its affiliates may transfer voting securities of Whitman to any significant transferee without restriction and without obtaining such consent if, at the time of the transfer, PepsiCo and its affiliates beneficially own at least 20% of the outstanding voting securities of such significant transferee and no other person beneficially owns a greater percentage of such significant transferee than PepsiCo and its affiliates. PepsiCo and its affiliates would need to obtain the prior written consent of a majority of the independent directors of Whitman to transfer any voting securities of the significant transferee if, at the time of that transfer, such significant transferee owns greater than 20% of Whitman voting securities and that transfer would result in PepsiCo and its affiliates beneficially owning less than 20% of the voting securities of such significant transferee or any other person beneficially owning a greater percentage of such significant transferee than PepsiCo and its affiliates. None of the foregoing restrictions will apply to (1) a transfer of Whitman voting securities by PepsiCo or any of its affiliates in a public offering where reasonable efforts are made to achieve a wide distribution of such voting securities, (2) a liquidation of the LLC or other distribution of its assets to its members in proportion to their capital accounts or (3) a transfer of voting securities of Whitman among PepsiCo and its affiliates, provided that any such transferee agrees in writing prior to each such transfer to be bound by the terms of the PepsiCo Shareholder Agreement.

         The PepsiCo Shareholder Agreement took effect immediately upon the closing of the Merger and will remain in effect until the earliest to occur of:

         (1) The date on which PepsiCo and its affiliates' ownership of Whitman voting securities falls below 15%.

         (2) Subject to the provisions described in the following paragraph, the date on which a permitted acquisition is consummated which results in PepsiCo and its affiliates, together with Robert C. Pohlad, his affiliates and his family, beneficially owning 75% or more of the voting power of Whitman.

         (3) Two years from the first date on which the following two conditions are met: (a) PepsiCo and its affiliates, together with Robert C. Pohlad, his affiliates and his family, beneficially own more than 55% but less than 75% of the voting power of Whitman and (b) PepsiCo and its affiliates have consummated a tender offer or exchange offer for Whitman securities at a price not less than the minimum price, as defined in the PepsiCo Shareholder Agreement, pursuant to which at least 10% of the voting power of Whitman not beneficially owned prior to such offer by PepsiCo and its affiliates, or Robert
C. Pohlad, his affiliates or his family, was acquired.

         (4) Any termination date mutually agreed upon by Whitman and PepsiCo.

         For 90 days after the consummation of a permitted acquisition pursuant to which PepsiCo and affiliates, together with Robert C. Pohlad, his affiliates and his family, become the beneficial owner of 75% or


                              Page 11 of 15 Pages
more of Whitman common stock, Whitman will not, without PepsiCo's consent, take any action or enter into any agreement which:

         (1) Restricts the acquisition by PepsiCo and its affiliates of any voting securities of Whitman.

         (2) Restricts in any manner the transfer of any voting securities of Whitman by PepsiCo and its affiliates.

         (3) Restricts any right of PepsiCo and its affiliates to initiate a merger, acquisition or business combination relating to Whitman.

         (4) Otherwise restricts in any manner the ability of PepsiCo and its affiliates to take any action with respect to voting securities of Whitman, including amending the Whitman rights agreement to provide for any such restriction.

         (5)      Effects a material change in Whitman's capital structure.

         (6) Declares or pays a dividend other than any regular quarterly dividend.

         (7) Materially increases the compensation of any executive officer.

         (8)      Is a material action not in the ordinary course of business.

         However, this provision will not restrict the ability of Whitman to comply with commitments entered into prior to the date of such permitted acquisition.

         POHLAD SHAREHOLDER AGREEMENT

         The following summary description of the shareholder agreement among Whitman, Pohlad, the LLC and Robert C. Pohlad is qualified in its entirety by reference to the Pohlad Shareholder Agreement (the "Pohlad Shareholder Agreement"), a copy of which is attached as Exhibit C hereto and incorporated herein by reference, the following summary of certain terms of the Pohlad Shareholder Agreement is qualified in its entirety by reference to the Pohlad Shareholder Agreement.

         The Pohlad Shareholder Agreement generally limits Robert C. Pohlad, his affiliates and his family to a maximum ownership percentage equal to their aggregate percentage of the voting power of Whitman upon the consummation of the transactions contemplated by the merger agreement (including purchases of any Subscription Shares and any purchases pursuant to the right of Pohlad to acquire Whitman common stock from PepsiCo and its affiliates) and generally limits Robert C. Pohlad, his affiliates and his family, together with PepsiCo and its affiliates, to a combined maximum ownership percentage of 49.9% of the voting power of Whitman. However, so long as the maximum ownership percentage or combined maximum ownership percentage is exceeded due to an acquisition of Whitman securities which is permitted by the Pohlad Shareholder Agreement, the applicable maximum ownership percentage(s) is increased to the extent necessary to allow such acquisition. Acquisitions by Robert C. Pohlad, his affiliates, his family and the LLC permitted under the Pohlad Shareholder Agreement include:

         (1) Any transaction that would not result in the maximum ownership percentage or combined maximum ownership percentage being exceeded.

         (2) Any acquisition of voting securities pursuant to the contingent payment alternative or any transaction contemplated by the merger agreement.


                              Page 12 of 15 Pages

         (3) Any acquisition pursuant to the right of Pohlad to acquire Whitman common stock with a value of $25 million from PepsiCo and its affiliates.

         (4) A transaction (including the grant of any options to purchase Whitman common stock granted to Robert C. Pohlad, any of his affiliates or any member of his family) approved by the affiliated transaction committee of the Whitman board (or if such committee is not in existence, by a committee of the Whitman board composed entirely of independent directors).

         (5) An acquisition of voting securities of Whitman by PepsiCo or its affiliates permitted under the PepsiCo Shareholder Agreement.

         For purposes of the Pohlad Shareholder Agreement, independent directors are directors unaffiliated with Robert C. Pohlad, his affiliates and his family, or with PepsiCo and its affiliates, and who are not officers, employees, consultants or advisors to Whitman and have not been within the past two years.

         The Pohlad Shareholder Agreement provides that, Robert C. Pohlad, his affiliates and his family will not take any of the following actions without the prior approval of the affiliated transaction committee:

         (1) Acquire, propose to acquire, disclose an intention to acquire, or offer or agree to acquire beneficial ownership of any voting security of Whitman which would cause the maximum ownership percentage or combined maximum ownership percentage to be exceeded, other than pursuant to an acquisition permitted by the Pohlad Shareholder Agreement.

         (2) Form, join or in any way participate in a group which would be required to file a statement on Schedule 13D as a "person" under Section 13(d)(3) of the Exchange Act with respect to any voting securities of Whitman or its subsidiaries if such group's ownership of Whitman voting securities would exceed the maximum ownership percentage.

         (3) Initiate a merger, acquisition or other business combination transaction relating to Whitman, other than a combination of a party unaffiliated with Robert C. Pohlad, his affiliates and his family with Whitman which would not be a permitted acquisition under the Pohlad Shareholder Agreement.

         In addition, if at any time Pohlad, the LLC or Robert C. Pohlad becomes aware that the ownership of Robert C. Pohlad, his affiliates and his family exceeds the maximum ownership percentage, except as specifically permitted under the Pohlad Shareholder Agreement, Robert C. Pohlad, his affiliates and his family will promptly take all action necessary to reduce the amount of voting securities of Whitman beneficially owned by them so that they are below the maximum ownership percentage.

         If at any time Pohlad, the LLC or Robert C. Pohlad becomes aware that the combined maximum ownership percentage has been exceeded as a result of a reduction in the number of voting securities outstanding, Robert C. Pohlad, his affiliates and his family will take specified actions to reduce their ownership, though in taking such actions the reduction need only be pro rata based on the relative ownership of Robert C. Pohlad, his affiliates and his family, on the one hand, and PepsiCo and its affiliates, on the other hand.

         If at any time Pohlad, the LLC or Robert C. Pohlad becomes aware that the combined maximum ownership percentage has been exceeded (other than as a result of a reduction in the number of voting securities outstanding), Robert C. Pohlad, his affiliates and his family will promptly take actions to reduce the amount of voting securities of Whitman beneficially owned by them so that the combined maximum ownership percentage is not exceeded, though, if the reason that the combined maximum ownership percentage has been exceeded is due to an acquisition of voting securities by PepsiCo or its affiliates, Robert C. Pohlad, his affiliates and his family will not be required to reduce their ownership percentage.


                              Page 13 of 15 Pages

         While the Pohlad Shareholder Agreement is in effect, none of Robert C. Pohlad, any of his affiliates or any member of his family will, directly or indirectly, enter into any agreement or commitment with PepsiCo or its affiliates with respect to the holding, voting, acquisition or disposition of voting securities of Whitman. The foregoing prohibition specifically excludes the LLC Agreement so long as (1) such LLC Agreement provides that Robert C. Pohlad, his affiliates and his family have sole power with respect to the voting of a certain percentage of voting securities of Whitman held by the LLC and have no power with respect to the voting of the remainder of the voting securities of Whitman held by the LLC which is not subject to the ultimate power of PepsiCo and (2) the LLC takes no action to acquire beneficial ownership of any additional voting securities of Whitman except as permitted by the Pohlad Shareholder Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following items are filed as exhibits hereto:

         Exhibit A -   Amended and Restated Limited Liability Company Agreement,
                       dated November 30, 2000.

         Exhibit B -   Amended and Restated  Shareholder  Agreement,  between
                       Whitman Corporation and PepsiCo., Inc., dated November
                       30, 2000.

         Exhibit C -   Shareholder Agreement, between Whitman Corporation,
                       Pohlad Companies, Dakota Holdings, LLC and Robert C.
                       Pohlad, dated November 30, 2000.

         Exhibit D -   Agreement to File Joint Statement on Schedule 13D, dated
                       December 11, 2000.


                              Page 14 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 11, 2000.


                           DAKOTA HOLDINGS, LLC

                                  By Its Members:

                                  POHLAD COMPANIES

                                  By: /s/ John F. Bierbaum
                                      ------------------------------------
                                      John F. Bierbaum, Vice President and
                                      Chief Financial Officer


                                  BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

                                  By: /s/ W. Timothy Heaviside
                                      ------------------------------------
                                      W. Timothy Heaviside, Vice President


                                  PEPSI-COLA METROPOLITAN BOTTLING CO., INC.

                                  By: /s/ W. Timothy Heaviside
                                      ------------------------------------
                                      W. Timothy Heaviside, Vice President


                                  BEVERAGE INVESTMENT, LLC

                                  By: /s/ John F. Bierbaum
                                      ------------------------------------
                                      John F. Bierbaum, Vice President


                           POHLAD COMPANIES

                           By: /s/ John F. Bierbaum
                               ------------------------------------
                               John F. Bierbaum, Vice President and
                               Chief Financial Officer

                           PEPSICO, INC.

                           By: /s/ W. Timothy Heaviside
                               ------------------------------------
                               W. Timothy Heaviside, Vice President


                              Page 15 of 15 Pages

                                    EXHIBIT A








================================================================================





                              AMENDED AND RESTATED


                       LIMITED LIABILITY COMPANY AGREEMENT



                                       OF



                              DAKOTA HOLDINGS, LLC








                          DATED AS OF NOVEMBER 30, 2000










================================================================================

                                TABLE OF CONTENTS

                                                                                                               Page
ARTICLE 1         DEFINITIONS.....................................................................................2

Section 1.1       Defined Terms...................................................................................2
Section 1.2       Interpretation..................................................................................7

ARTICLE 2         FORMATION OF THE COMPANY........................................................................7

Section 2.1       Formation.......................................................................................7
Section 2.2       Consent to PepsiAmericas/Whitman Merger.........................................................7
Section 2.3       Registered Office...............................................................................7
Section 2.4       Registered Agent................................................................................8
Section 2.5       Purpose and Character of Business...............................................................8
Section 2.6       Duration........................................................................................8
Section 2.7       Filings, Reports and Formalities................................................................8

ARTICLE 3         CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS.........................................................8

Section 3.1       Capital Accounts................................................................................8
Section 3.2       Initial Capital Contribution by Beverage Investment.............................................8
Section 3.3       Additional Capital Contribution.................................................................9
Section 3.4       Return of Contributions.........................................................................9
Section 3.5       Additional Issuance of Interests; Additional Classes of Interests...............................9
Section 3.6       Liability of Members; Ability to Bind the Company...............................................9

ARTICLE 4         ALLOCATIONS OF PROFITS AND LOSSES; SPECIAL  ALLOCATIONS;
                  DISTRIBUTIONS; TAX ALLOCATIONS.................................................................10

Section 4.1       Allocations of Profits and Losses..............................................................10
Section 4.2       Limitation on Allocation of Losses.............................................................10
Section 4.3       Special Provisions Regarding Allocations of Profits and Losses.................................10
Section 4.4       Curative Allocations...........................................................................11
Section 4.5       Other Allocation Rules.........................................................................12
Section 4.6       Tax Allocations................................................................................12
Section 4.7       Contingent Share Allocations...................................................................13

ARTICLE 5         DISTRIBUTIONS; WITHHOLDING.....................................................................13

Section 5.1       Distributions to the Members...................................................................13
Section 5.2       Withholding....................................................................................14

ARTICLE 6         MANAGEMENT OF THE COMPANY......................................................................14

Section 6.1       Management of the Company......................................................................14
Section 6.2       Authority of Pohlad Companies..................................................................14
Section 6.3       Unanimous Vote Required........................................................................15
Section 6.4       Meetings of the Members........................................................................16
Section 6.5       Joint Representative...........................................................................16
Section 6.6       Quorum.........................................................................................16
Section 6.7       Compensation...................................................................................17
Section 6.8       Action Without a Meeting.......................................................................17
Section 6.9       Liability for Certain Acts.....................................................................17

ARTICLE 7         PROVISIONS RELATING TO WHITMAN CORP............................................................18

Section 7.1       General........................................................................................18
Section 7.2       Voting of Whitman Shares.......................................................................18

                                       A-i

Section 7.3       Notice of Procedures...........................................................................18

ARTICLE 8         RECORDS, ACCOUNTING MATTERS, TAX MATTERS MEMBER.................................................1

Section 8.1       Maintenance and Review of Records...............................................................1
Section 8.2       Accounting Method...............................................................................1
Section 8.3       Tax Matters Member..............................................................................1

ARTICLE 9         RESTRICTIONS ON TRANSFER; DEADLOCK; APPRAISAL PROCEDURE.........................................2

Section 9.1       Restrictions on Transfers.......................................................................2
Section 9.2       Transfers to Affiliates.........................................................................2
Section 9.3       Opinions of Counsel.............................................................................3
Section 9.4       Deadlock Event..................................................................................3

ARTICLE 10        DISSOLUTION, LIQUIDATION AND TERMINATION........................................................3

Section 10.1      Negation of Right to Dissolve by Will of Member.................................................3
Section 10.2      Events of Dissolution...........................................................................4
Section 10.3      Notice of Dissolution and Bankruptcy............................................................4
Section 10.4      Procedures Upon Dissolution.....................................................................4
Section 10.5      No Deficit Makeup Obligation....................................................................4
Section 10.6      Termination.....................................................................................5

ARTICLE 11        REPRESENTATIONS AND WARRANTIES..................................................................5

Section 11.1      Representations and Warranties of Members.......................................................5

ARTICLE 12        MISCELLANEOUS...................................................................................6

Section 12.1      Company Opportunity.............................................................................6
Section 12.2      Accountants.....................................................................................6
Section 12.3      Partial Invalidity..............................................................................6
Section 12.4      Notices.........................................................................................6
Section 12.5      Amendment.......................................................................................7
Section 12.6      Consents; Waivers...............................................................................7
Section 12.7      Choice of Law...................................................................................7
Section 12.8      Multiple Counterparts...........................................................................7
Section 12.9      Entire Agreement................................................................................7
Section 12.10     Binding Effect; Assignment......................................................................7
Section 12.11     No Third-Party Beneficiaries....................................................................8
Section 12.12     Expenses........................................................................................8
Section 12.13     Press Releases..................................................................................8
Section 12.14     Confidentiality.................................................................................8


                                    SCHEDULES

Schedule 1        Membership Percentages

                                    EXHIBITS

Exhibit A         Beverage Investment Contribution Agreement

                              AMENDED AND RESTATED

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                              DAKOTA HOLDINGS, LLC



         This Amended and Restated Limited Liability Company Agreement (the "Agreement") is dated as of November 30, 2000, by and among Pepsi-Cola Metropolitan Bottling Company, a corporation formed under the laws of the State of New Jersey (hereinafter referred to as "Metro"), Beverages, Food & Service Industries, Inc., a corporation formed under the laws of the State of Delaware (hereinafter referred to as "BFSI"), Beverage Investment, LLC, a limited liability company formed under the laws of the State of Minnesota (hereinafter referred to as "Beverage Investment") and Pohlad Companies, a corporation formed under the laws of the State of Minnesota (hereinafter referred to as "Pohlad Companies") (each a "Member" and collectively, the "Members") and PepsiCo, Inc., a corporation formed under the laws of the State of North Carolina ("PepsiCo").


                              PRELIMINARY STATEMENT

         WHEREAS, by agreement dated October 15, 1999, the Members (other than Beverage Investment) formed Dakota Holdings, LLC, a Delaware limited liability company (the "Company"), for the purpose of managing their respective investments in PepsiAmericas, Inc. (formerly Pepsi-Cola Puerto Rico Bottling Company), a Delaware corporation ("PepsiAmericas"), which joint venture was a continuation of the joint venture conducted by BFSI and Pohlad Companies since 1998 through P-PR Transfer LLP, a Delaware limited liability partnership ("P-PR Transfer"); and

         WHEREAS, the parties formed and established the Company in accordance with the principles of Internal Revenue Service Revenue Ruling 95-37; and

         WHEREAS, the Company acquired beneficial ownership of approximately 72% of the voting power of the outstanding stock of PepsiAmericas; and

         WHEREAS, the Company has two classes of Interests outstanding, Class A Membership Interests and Class B Membership Interests, with the rights to profits and losses and the value of the Class B Membership Interests being determined solely by reference to the PepsiCo Stock held by the Company; and

         WHEREAS, PepsiAmericas and Whitman Corporation ("Whitman") have entered into that certain Agreement and Plan of Merger dated August 18, 2000, by and among Whitman, Anchor Merger Sub and PepsiAmericas (the "Merger Agreement"), pursuant to which all of the outstanding shares of PepsiAmericas owned by Company will be converted into shares of Whitman, contingent rights to receive additional Whitman stock and the right to purchase additional Whitman stock (the "Merger"); and

         WHEREAS, the parties desire to issue additional Class A Membership Interests to Beverage Investment in exchange for a capital contribution of cash which cash shall be used to exercise the right to buy Whitman Stock that the Company will receive in the Merger; and

         WHEREAS, in connection with the above-described transactions, the parties desire to recapitalize the Company; and

         WHEREAS, the Members desire to amend the LLC Agreement to provide for the operation and management of the Company for the purposes stated herein;

         NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements contained herein, the parties hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         Section 1.1. DEFINED TERMS.

         As used in this Agreement and unless the context otherwise requires, the following terms shall have the respective meanings set forth below:

         "ADDITIONAL CAPITAL CONTRIBUTIONS" has the meaning set forth in Section 3.5.

         "ADJUSTED CAPITAL ACCOUNT DEFICIT" means with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after:

                           (i) crediting to such Capital Account any amounts
                  that such Member is obligated to restore to the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

                           (ii) debiting from such Capital Account the items
                  described in Treasury Regulations Sections
                  1.704-1(b)(2)(ii)(d)(4), (5), and (6).

         The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

         "AFFILIATE" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

         "AGREEMENT" means this Limited Liability Company Agreement.

         "BANKRUPTCY" or "BANKRUPT" means, with respect to any Member, such Member's making an assignment for the benefit of creditors, becoming a party to any liquidation or dissolution action or proceeding with respect to such Member or any bankruptcy, reorganization, insolvency or other proceeding for the relief of financially distressed debtors with respect to such Member, or a receiver, liquidator, custodian or trustee being appointed for such Member or for a substantial part of such Member's assets and, if any of the same occur involuntarily, the same not being dismissed, stayed or discharged within ninety
(90) days or the entry of an order for relief against such Member under Title 11 of the United States Code. A Member shall be deemed Bankrupt if the Bankruptcy of such Member shall have occurred.

         "BOTTLE AND FOUNTAIN AGREEMENTS" means the existing bottle and fountain agreements whereby PepsiCo and its affiliates have authorized PepsiAmericas or Whitman to manufacture, market and sell PepsiCo proprietary beverage products and any renewals, extensions, amendments or modifications thereof.

         "CAPITAL ACCOUNT" means an account to be maintained for each Member in accordance with the Code and Treasury Regulations, which, subject to any contrary requirements of the Code and Treasury Regulations, shall be increased by the amount of money contributed by such Member to the Company, if any; the Gross Asset Value of property, if any, contributed by such Member to the Company (net of liabilities that are secured by such contributed property, or that the Company is considered to assume or take subject to under Code Section 752); the amount of any Company liabilities that are assumed by such Member pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(c); allocations to such Member of Profits pursuant to
Section 4.1 of this Agreement; and any items in the nature of income or gain which are specially allocated to such Member pursuant to Sections 4.3, 4.4,
4.5 and 4.6;

         and decreased by (i) the amount of money distributed to such Member by the Company; (ii) the Gross Asset Value of property distributed to such Member by the Company (net of liabilities that are secured by such distributed property or that such Member is considered to assume or take subject to under Code
Section 752); (iii) the amount of such Member's individual liabilities that are assumed by the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(c); (iv) allocations to the Member of Losses pursuant to
Section 4.1 and 4.2; and (v) any items in the nature of loss or deduction which are specially allocated to such Member pursuant to Sections 4.3, 4.4, 4.5 and
4.6 of the Agreement.

         The Members' respective Capital Accounts shall be determined and maintained at all times in accordance with all the provisions of Treasury Regulations Section 1.704-1(b) and this definition and other provisions of this Agreement relating to the maintenance of Capital Accounts and/or the determination and allocation of Profits, Losses, items thereof and items allocated pursuant to Sections 4.3 and 4.4 shall be interpreted and applied in a manner consistent with such Treasury Regulations.

         "CAPITAL CONTRIBUTION" means contributions of cash or property made by the Members to the Company.

         "CASH FLOW" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancing of Company property, less any portion thereof used to establish reserves.

         "CLASS A MEMBER" shall mean a Member that owns a Class A Membership Interest.

         "CLASS B MEMBER" shall mean a Member that owns a Class B Membership Interest.

         "CLASS A MEMBERSHIP INTEREST" shall mean an Interest in the Company with respect to which the rights to income, deductions, profits, losses and distributions of any kind is determined by excluding the income, profits, losses and value of the Company attributable to the PepsiCo Stock owned by the Company.

         "CLASS B MEMBERSHIP INTEREST" shall mean an Interest in the Company with respect to which all rights to income, profits, deductions, losses and distribution of any kind are determined solely by reference to the PepsiCo Stock, if any, owned by the Company. Class B Members have no voting or approval rights with respect to Company matters, except as specifically stated herein with respect to the PepsiCo Stock.

         "CLASS A PERCENTAGE INTEREST" means, with respect to any Member as of any date, the Class A Percentage Interest as set forth in Schedule 1 attached hereto, as it may be amended from time to time.

         "CLASS B PERCENTAGE INTEREST" means, with respect to any Member as of any date, the Class B Percentage Interest as set forth on Schedule 1 attached hereto, as it may be amended from time to time.

         "CODE" means the Internal Revenue Code of 1986, as amended.

         "COMPANY" means Dakota Holdings, LLC.

         "CONTINGENT SHARES" means shares of Whitman Stock received by the Company as a result of the contingent rights to receive Whitman Stock pursuant to the Merger Agreement.

         "CONTINGENT SHARE DELIVERY DATES" means the dates on which the Company is entitled to receive, with respect to each share of PepsiAmericas stock converted in the Merger, Contingent Shares.

         "CONTRIBUTION AGREEMENT" means the agreement between Beverage Investment and the Company dated November 30, 2000, providing for Beverage Investment's Capital Contribution to the Company and attached hereto as Exhibit A.

         "CONTROLS," "IS CONTROLLED BY" or "UNDER COMMON CONTROL WITH" means (i) the direct or indirect ownership of more than fifty percent (50%) of the equity interests (or interests convertible into or otherwise exchangeable for equity interests) in a Person, or (ii) possession of the direct or indirect right to vote in excess of fifty percent (50%) of the voting securities or elect in excess of fifty percent (50%) of the Board of Directors or other governing body of a Person (whether by securities, ownership, contract or otherwise) or (iii) possession of the direct or indirect right to cast more than 50% of the votes eligible to be cast by holders of voting securities of a Person.

         "DEPRECIATION" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for each Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; PROVIDED, HOWEVER, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

         "FISCAL YEAR" means the Company's taxable year for federal income tax purposes, which shall be the calendar year unless otherwise required by Section 706(b) of the Code.

         "GROSS ASSET VALUE" means, with respect to any asset, the following:

                           (i) The initial Gross Asset Value of any asset
                  contributed by a Member to the Company shall be the gross fair market value of such asset, as determined in accordance with paragraph (vi) of this definition;

                           (ii) The Gross Asset Values of all assets of the
                  Company shall be adjusted to equal their respective gross fair market values, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; (c) each Contingent Share Delivery Date; and (d) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g). Notwithstanding the foregoing, the adjustments pursuant to clauses (a) and (b) above shall be made only if the Members determine unanimously that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

                           (iii) The Gross Asset Value of any Company asset
                  distributed to any Member shall be determined unanimously by the Members as of the date of distribution in accordance with paragraph (vi);

                           (iv) The Gross Asset Value of the assets of the
                  Company shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations
                  Section 1.704-1(b)(2)(iv)(m), subsection (vi) of the definition of Profits and Losses and Section 4.3(f) of this Agreement; provided, however, that Gross Asset Value shall not be adjusted pursuant to this paragraph (iv) to the extent that an adjustment was made pursuant to paragraph (ii) of this definition in connection with any transaction that would otherwise have resulted in an adjustment pursuant to this paragraph (iv);

                           (v) In all other cases, the Gross Asset Value of an
                  asset shall be its adjusted basis for federal income tax purposes; and

                           (vi) For purposes of determining the Gross Asset
                  Value of any asset, the gross fair market value shall be as determined by the unanimous consent of the Members provided, however, that if the Members cannot so agree on such fair market value, the fair market value of Company Property shall be determined by an independent third party appraisal firm with experience in the soft drink business and agreed upon by the Members, with the costs of such appraisal to be borne by the Company.

         If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (i), (ii), or (iv) of this definition, the Gross Asset Value of such asset shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

         "MEMBER NONRECOURSE DEBT MINIMUM GAIN" means a Member's share of "partner nonrecourse debt minimum gain" as determined pursuant to Treasury Regulation Section 1.704-2(i)(5).

         "MEMBER NONRECOURSE DEDUCTIONS" means "partner nonrecourse deductions" as defined in Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

         "MEMBERSHIP INTEREST" or "INTEREST" as defined under the Act, means the Class A Membership Interests and Class B Membership Interests and the appurtenant rights thereunder to a share of the Profits and Losses of the Company, to receive distributions of the assets and Cash Flow of the Company and, with respect only to the Class A Membership Interests, to approve certain actions relating to the management of the Company in accordance with the terms of this Agreement or as otherwise provided by the Act.

         "MINIMUM GAIN" means "partnership minimum gain" as determined pursuant to Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

         "NONRECOURSE DEDUCTIONS" shall have the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

         "PEPSICO STOCK" means shares of capital stock of PepsiCo owned by the Company.

         "PERSON" as defined in the Act, means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

         "PROFITS AND LOSSES" means for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction, whether or not required to be stated separately pursuant to Code
Section 703(a)(1), shall be included in taxable income or loss), with the following adjustments:Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

                           (i) Any Code Section 705(a)(2)(B) expenditures of the
                  Company (or expenditures treated as such pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) that are not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

                           (ii) If the Gross Asset Value of any Company asset is
                  adjusted pursuant to paragraph (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account in the year of such adjustment as gain or loss from the disposition of such asset, for purposes of computing Profits or Losses;

                           (iii) Gain or loss resulting from any disposition of
                  Company property with respect to which gain or loss is recognized for federal income tax purposes (or is deemed realized pursuant to paragraph (iii) above) shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

                           (iv) In lieu of the depreciation, amortization, and
                  other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period.

                           (v) To the extent that a Code Section 734(b) or Code
                  Section 743(b) adjustment is required to be taken into account in determining Capital Accounts, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses;

                           (vi) Notwithstanding anything to the contrary in the
                  definition of the terms "Profits" and "Losses," any items that are specially allocated pursuant to Sections 4.3 and 4.4 shall be excluded in computing Profits or Losses; and

                           (vii) For purposes of this Agreement, any deduction
                  for a loss on a sale or exchange of Company property that is disallowed to the Company under Code Section 267(a)(1) or Code
                  Section 707(b) shall be treated as a Code Section 705(a)(2)(B) expenditure.

         "SECURITIES ACT" means the United States Securities Act of 1933, as amended.

         "TREASURY REGULATIONS" means permanent and temporary regulations promulgated by the United States Department of the Treasury, as such regulations may be lawfully changed from time to time.

         "WHITMAN STOCK" means shares of common stock of Whitman Corporation.

         "YEAR" means each calendar year, or part thereof, occurring during the existence of the Company.

         Section 1.2. INTERPRETATION.

         Each definition in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. References to (i) any statute or Treasury Regulation means such statute or regulation as amended at the time and include any successor legislation or regulations and (ii) any agreement means such agreement as amended at the time. The words "include" or "including" shall mean including without limitation based on the item or items listed. The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement. Except as otherwise stated, reference to Articles, Sections, Schedules, Appendices and Exhibits mean the Articles, Sections, Schedules, Appendices and Exhibits of this Agreement. The Schedules, Appendices and Exhibits are hereby incorporated by reference into and shall be deemed a part of this Agreement.

                                   ARTICLE II

                            FORMATION OF THE COMPANY

         Section 2.1. FORMATION.

         The Members acknowledge that the certificate of formation for the Company has been filed, on their behalf, with the Office of the Secretary of State of Delaware on September 17, 1999. Each Member agrees to be bound by and to comply with the provisions thereof and hereof.

         Section 2.2. CONSENT TO PEPSIAMERICAS/WHITMAN MERGER.

         In furtherance of the parties mutual goals, by execution of this Agreement, each of PepsiCo, Metro BFSI, Beverage Investment and Pohlad Companies consents to the conversion by the Company of the PepsiAmericas common stock in accordance with the terms of the Merger Agreement. PepsiCo further agrees to provide such additional consents or agreements necessary or appropriate to consummate the Merger including, but not limited to, executing or otherwise providing the consents necessary under any Bottle and Fountain Agreements or other contracts between or among the Company, PepsiCo and PepsiAmericas or Whitman (or the subsidiaries of any of the foregoing); and each of Metro, BFSI, PepsiCo, Pohlad Companies and Beverage Investment hereby authorize Pohlad Companies to cause the Company to (i) vote all shares of PepsiAmericas owned by the Company in favor of the Merger, (ii) elect to receive the Contingent Payment Consideration (as defined in the Merger Agreement), and (iii) exercise the right to purchase additional shares of Whitman Stock pursuant to Section 4.7(a) of the Merger Agreement.

         Section 2.3. REGISTERED OFFICE.

         The registered office in the State of Delaware shall be:

                  Corporation Trust Center
                  1209 Orange Street
                  Wilmington, DE  19801

         Section 2.4. REGISTERED AGENT.

         The registered agent in the State of Delaware for service of process shall be CT Corporation.

         Section 2.5. PURPOSE AND CHARACTER OF BUSINESS.

         The Company was formed to hold and manage its investment in PepsiAmericas Stock and PepsiCo Stock and from and after the effective time of the Merger the Company's continuing purpose will be to hold and manage its investment in the Whitman Stock and the PepsiCo Stock. It is the intention of the Members that the Company operate exclusively as a holding company, and shall not conduct any business operations except with respect to the management of those investments. In furtherance of the foregoing, the Company shall have the power to undertake and carry on all activities necessary or advisable in connection with such activity. The Company may not engage in any other business without the consent of all Members.

         Section 2.6. DURATION.

         The Company shall continue in perpetuity, unless it is sooner dissolved pursuant to Section 11.2.

         Section 2.7. FILINGS, REPORTS AND FORMALITIES.

         The Company shall make all filings and submit all reports required to be filed or submitted under the Act with respect to the Company, and shall make such filings and take such other actions as may be required under the laws of any jurisdiction where the Company conducts business. Throughout the term of the Company, the Company shall comply with all requirements necessary to maintain the limited liability status of the Company and the limited liability of the Members under the laws of the State of Delaware and of each other jurisdiction in which the Company does business.

                                   ARTICLE III

                     CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS

         Section 3.1. CAPITAL ACCOUNTS.

         A Capital Account shall be established and maintained for each Member. The provisions of this Agreement dealing with the maintenance of the Capital Accounts and/or the determination and allocation of Profits, Losses, items thereof and items allocated pursuant to Section 4.3 and 4.4 are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. Notwithstanding that a particular adjustment is not set forth in this Agreement, the Capital Accounts of the Members shall be adjusted and maintained as required by, and in accordance with, the capital account maintenance rules of Treasury Regulations
Section 1.704-1(b).

         Section 3.2. INITIAL CAPITAL CONTRIBUTION BY BEVERAGE INVESTMENT.

         Beverage Investment's acquisition of its Class A Membership Interest in the Company shall be effective upon the contribution pursuant to the Contribution Agreement. The cash contributed by Beverage Investment shall be used by the Company to acquire additional shares of Whitman Stock pursuant to
Section 4.7 of the Merger Agreement. Schedule 1 shall be adjusted to reflect the acquisition of a Class A Membership Interest by Beverage Investment.

         Section 3.3. ADDITIONAL CAPITAL CONTRIBUTION.

         Except as provided herein, no Member shall be obligated to make any contribution of capital or assets to the Company other than its initial Capital Contribution or to guarantee any loan to the Company. If the Members unanimously approve an additional capital contribution (an "Additional Capital Contribution") each Member shall contribute in cash or property, an amount (the "Proportional Amount") equal to the total Additional Capital Contribution amount so approved multiplied by that Member's Class A Percentage Interest. The Members shall make such Additional Capital Contributions to the Company within ten (10) business days following the approval by the Members of the Additional Capital Contribution. No changes shall be made to the Percentage Interests of any Member in connection with any Additional Capital Contribution made pursuant to this
Section 3.5.

         Section 3.4. RETURN OF CONTRIBUTIONS.

         No interest shall accrue on any contributions to the capital of the Company. No Member shall have the right to withdraw or to be repaid any Capital Contribution made by such Member except as otherwise provided herein or by the Act.

         Section 3.5. ADDITIONAL ISSUANCE OF INTERESTS; ADDITIONAL CLASSES OF
                      INTERESTS.

                  (a) In order to raise additional capital, acquire assets, redeem or retire debt of the Company or for any other purpose, the Company may issue Interests in addition to those initially issued to any Member, or any other Person, and may admit such other Persons to the Company as Members, for consideration, and on terms and conditions, all as approved by unanimous consent of the Members in accordance with
         Section 6.3.

                  (b) In accordance with Section 6.3, the Members may unanimously determine to issue Interests in the Company from time to time in one or more classes of Interests, or one or more series of such classes of Interests, which classes or series shall have, subject to the provisions of applicable law, such designations, preferences and relative, participating, optional or other special rights as shall be approved by the unanimous consent of the Members, including, without limitation, with respect to: (i) the allocation of items of Profits or Losses to each such class or series; (ii) the right of each such class or series to share in distributions; (iii) the rights of each such class or series upon dissolution and liquidation of the Company; (iv) the price at which, and the terms and conditions upon which, each such class or series may be redeemed by the Company, if any such class or series is so redeemable; (v) the rate at which, and the terms and conditions upon which, each such class or series may be converted into another class or series of Interests; and (vi) the right of each such class or series to vote on Company matters, including matters relating to the relative rights, preferences and privileges of such class or series, if any such class or series is granted any voting rights.

                  (c) If the Company issues new Interests in accordance with this Section 3.5, the Members shall amend Schedule 1 hereto to adjust each Member's Percentage Interest as they may unanimously agree.

         Section 3.6. LIABILITY OF MEMBERS; ABILITY TO BIND THE COMPANY.

                  (a) No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member of the Company. Notwithstanding any provision herein to the contrary, in no event shall the liability of any Member for the debts, obligations or liabilities of the Company exceed such Member's Capital Contribution.

                  (b) A Member's Interest in the Company shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

                  (c) Unless otherwise provided herein, no Member in its capacity as such, shall have the right to act for or on behalf of or otherwise bind the Company.

                                   ARTICLE IV

                   ALLOCATIONS OF PROFITS AND LOSSES; SPECIAL
                   ALLOCATIONS; DISTRIBUTIONS; TAX ALLOCATIONS

         Section 4.1. ALLOCATIONS OF PROFITS AND LOSSES.

                  (a) Class A Membership Interests. After giving effect to the allocations set forth in Section 4.1(b) for the Class B Membership Interests and special allocations set forth in Sections 4.2, 4.3, 4.4 and 4.7, all Profits and Losses of the Company shall be allocated to the Members in proportion to their Class A Membership Interests.

                  (b) Class B Membership Interests. After giving effect to the special allocations set forth in Sections 4.2, 4.3 and 4.4, all Profits and Losses of the Company arising from or attributable to its investment in, or, ownership or disposition of, PepsiCo Stock shall be allocated solely to the Class B Members in proportion to their Class B Membership Interests.

         Section 4.2. LIMITATION ON ALLOCATION OF LOSSES.

         Losses shall not be allocated to a Member to the extent an allocation of such loss would cause or increase an Adjusted Capital Account Deficit of such Member. If each Member would have an Adjusted Capital Account Deficit as a consequence of such allocation of Losses, Losses shall be allocated to the Members as set forth in Section 4.1. Prior to any subsequent allocation of Profits under Section 4.1, Profits will first be allocated to the Members who were allocated Losses as a result of this Section 4.2 until such prior allocations of Losses are fully offset.

         Section 4.3. SPECIAL PROVISIONS REGARDING ALLOCATIONS OF PROFITS AND
                      LOSSES.

                  (a) MEMBER MINIMUM GAIN CHARGEBACK. Notwithstanding any other provision of this Article 4, if during any Fiscal Year there is a net decrease in Member Nonrecourse Debt Minimum Gain, any Member with a share of that Member Nonrecourse Debt Minimum Gain (determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of such Fiscal Year must be allocated items of Company income and gain for the Fiscal Year (and, if necessary, for succeeding Fiscal Years) equal to that Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain (determined in accordance with Treasury Regulations Section 1.704-2(i)(4)); provided, however, that this
         Section 4.3(a) shall not apply to the extent the circumstances described in the third and fifth sentences of Treasury Regulations
         Section 1.704-2(i)(4) exist. The items of Company income and gain to be allocated pursuant to this Section 4.3(a) shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (j). This Section 4.3(a) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Treasury Regulations
         Section 1.704-2(i) and shall be interpreted consistently therewith.

                  (b) MINIMUM GAIN CHARGEBACK. Notwithstanding any other provision of this Article 4 (except paragraph (a) of this Section 4.3), if there is a net decrease in Minimum Gain for any Fiscal

         Year, each Member shall, in the manner provided in Treasury Regulations Section 1.704-2(f), be allocated items of Company income and gain for such year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Minimum Gain, in accordance with Treasury Regulations Sections 1.704-2(f),(g) and (j); provided, however, that this Section 4.3(b) shall not apply to the extent the circumstances described in Treasury Regulations Sections 1.704-2(f)(2), 1.704-2(f)(3), 1.704-2(f)(4), or 1.704-2(f)(5) exist. The items of Company income and gain to be allocated pursuant to this Section 4.3(b) shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and (j). This Section 4.3(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations
         Section 1.704-2(f) and shall be interpreted consistently therewith.

                  (c) QUALIFIED INCOME OFFSET. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that create or increase an Adjusted Capital Account Deficit for such Member, items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by Treasury Regulations Section 1.704-1(b)(2)(ii)(d), the Adjusted Capital Account Deficit for such Member as quickly as possible; provided, however, that an allocation pursuant to this Section 4.3(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 4 have been tentatively made as if this Section 4.3(c) were not in this Agreement.

                  (d) NONRECOURSE DEDUCTIONS. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated as Losses as follows: (i) Nonrecourse Deductions attributable to liabilities assumed by the Company from Pohlad Companies (including all liabilities treated as being assumed by the Company from Pohlad Companies for U.S. federal income tax purposes under Code Section 752) shall be allocated entirely to Pohlad Companies, and (ii) all other Nonrecourse Deductions shall be allocated among the Members in accordance with their Class A Membership Interests.

                  (e) MEMBER NONRECOURSE DEDUCTIONS. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated in accordance with Treasury Regulations Section 1.704-2(i)(1).

                  (f) SECTION 754 ADJUSTMENT. To the extent that any adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations. If deemed necessary, by the unanimous consent of the Managers, the Tax Matters Member shall make the election permitted under Code Section 754.

         Section 4.4. CURATIVE ALLOCATIONS.

         The Members shall determine, by unanimous consent, if any special allocations of items of income, gain, loss or deduction pursuant to Section 4.3 shall be taken into account in computing allocations in a subsequent Fiscal Year (or portion thereof) pursuant to the other provisions of Article 4 so that the net amount of any items so allocated and all other items allocated to each Member pursuant to Article 4 shall, to the extent possible, be equal to the net amount that would have been allocated to each Member pursuant to Article 4 if the special allocations in Section 4.3 had not been made. In determining the allocations under this Section 4.4, consideration must be given to future allocations under Sections 4.3(a) and 4.3(b) that, although not yet required, are likely to offset allocations under Sections 4.3(d) and 4.3(e).

         Section 4.5. OTHER ALLOCATION RULES.

                  (a) For purposes of determining Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, using any method that is permissible under Code Section 706. If an Interest in the Company is Transferred in accordance with and as defined in Article 9 of this Agreement, then except as otherwise provided by Code Section 706, the Profits and Losses of the Company and any other items of the Company shall be allocated between the periods before and after the Transfer by the closing-of-the-books method. As of the date of such Transfer, the transferee shall succeed to the Capital Account of the transferor Member with respect to the Transferred Interest. This
         Section 4.5(a) shall apply for purposes of computing a Member's Capital Account and for federal income tax purposes.

                  (b) If any fees or other payments deducted for federal income tax purposes by the Company are recharacterized by a final determination of the Internal Revenue Service or a court in a determination or ruling with respect to which no appeal or other relief is available (or the time within which the applicable party or parties are required to initiate action to obtain such relief has elapsed without the applicable party or parties having initiated such action) as nondeductible distributions to any Class A Member or any Class B Member, then, notwithstanding all other allocation provisions (other than the special allocations pursuant to Section 4.3 hereof), gross income attributed to the Class A Membership Interests or the Class B Membership Interests, as the case maybe, shall be allocated to such Class A Member or such Class B Member, as the case may be, (for each Fiscal Year in which such recharacterization occurs) in an amount equal to the fees or payments recharacterized.

                  (c) Each "excess nonrecourse liability" of the Company within the meaning of Treasury Regulation Section 1.752-3(a)(3) shall be allocated among the Members in accordance with the manner in which the Nonrecourse Deductions attributable to such liability will be allocated pursuant to Section 4.3(d).

         Section 4.6. TAX ALLOCATIONS.

         Unless otherwise agreed by the Members, the following elections will be made by the Company:

                  (a) In accordance with Code Section 704(c), the traditional method as set forth in Treasury Regulations Section 1.704-3(b), shall, solely for tax purposes, direct the allocation of income, gain, loss, and deduction with respect to any Company property among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial Gross Asset Value.

                  (b) In the event that the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (ii) or (iv) of the definition of Gross Asset Value contained herein, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the Gross Asset Value of such asset immediately before such adjustment and its Gross Asset Value immediately after such adjustment in the same manner as under Code
         Section 704(c) using the traditional method as set forth in Treasury Regulations Section 1.704-3(b).

                  (c) Except as provided in Section 4.6(a), for federal income tax purposes, under the Code and Treasury Regulations, each Company item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to this Article 4. Any elections or other decisions relating to such allocations shall be made by the Members (or, to the extent provided in Section 8.3, the Tax Matters Member) in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section
         4.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits or Losses, other items, or distributions pursuant to any provision of this Agreement.

         Section 4.7. CONTINGENT SHARE ALLOCATIONS.

         Notwithstanding any other provision herein, upon a revaluation of the assets of the Company pursuant to subparagraph (ii)(c) of the definition of Gross Asset Value, an amount equal to the gross fair market value of any Contingent Shares to which the Company becomes entitled on the date of such revaluation (a "Revaluation Date"), which amount the parties agree shall be taken into account in computing Profits or Losses pursuant to subparagraph (iii) of the definition of Profits and Losses as an adjustment described therein, shall be allocated among the Members that held Class A Membership Interests as of November 29, 2000 in accordance with their respective Class A Percentage Interests as of such date. In the event that a Member owning a Class A Membership Interest as of November 29, 2000 subsequently sells or transfers all or a portion of the Class A Membership Interest held by such Member on November 29, 2000, the transferee of such Class A Membership Interest shall not be entitled, in respect of the interest so transferred, to any allocations under the preceding sentence of this Section 4.7 upon Revaluation Dates occurring subsequent to such transfer, and allocations pursuant to Section 4.7 upon such Revaluation Dates shall be made among the transferor and the other Members in the same relative proportions as if such transfer had not occurred. Following each revaluation described above (and all allocations of items reflecting adjustments to Gross Asset Values upon such revaluation in accordance with this
Section 4.7 and the remainder of this Article 4), each Member's Class A Percentage Interest shall be adjusted to equal a fraction, the numerator of which is equal to (x) such Member's Capital Account balance, minus (y) the product of (I) such Member's Class B Percentage Interest, if any, times (II) the Gross Asset Value of the assets and the fair market value of the liabilities of the Company attributable to the Class B Membership Interests, and the denominator of which is equal to (a) the sum of all Members' Capital Account balances, minus (b) the Gross Asset Value of the assets and the fair market value of the liabilities of the Company attributable to the Class B Membership Interests. The parties agree that the revaluations, allocations and adjustments to Class A Percentage Interests required to be made pursuant to this Section 4.7 are being made in connection with the Capital Contribution to the Company by Beverage Investment pursuant to the Contribution Agreement and are based on the parties' bargain as to the intended relative fair market values, as of the date of such Capital Contribution, of such Capital Contribution and of the Company's other property, in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f).

                                    ARTICLE V

                           DISTRIBUTIONS; WITHHOLDING

         Section 5.1. DISTRIBUTIONS TO THE MEMBERS.

         Other than liquidating distributions, which shall be made in accordance with Section 11.4, or distributions made in accordance with Section 9.4, all other distributions shall be made as follows:

                  (a) Distributions of cash to the Members shall be made from available Cash Flow as follows:

                           (i) All Cash Flow remaining after distributions under
                  Section 5.1(a)(ii) shall be distributed annually to the Class A Members in accordance with their Class A Percentage Interests in effect at the time the distribution is made.

                           (ii) Cash dividends paid to the Company and any Cash
                  Flow with respect to the PepsiCo Stock shall be distributed to the Class B Members annually in proportion to the Class B Percentage Interests.

                  (b) Distributions in Kind.

                           (i) No distribution of Company property shall be made without the unanimous consent of all Members. Notwithstanding the preceding sentence, the Company may, at any time, distribute to the Class B Members all or any portion of the PepsiCo Stock held by the Company.

                           (ii) Identification of Securities. Prior to any
                  distribution of securities, (1) the Company shall specifically identify, through such methodology as shall be acceptable to each of Metro, BFSI, Pohlad Companies and Beverage Investment, the securities of each issuer and each class (and other assets) that it owns (including determining and recording the date and transaction in which acquired by the Company, the lot, certificate or other identifying numbers for the securities (or other assets) in question and the tax basis of such securities (or other assets) in the Company's hands), and
                  (2) the Company shall distribute to each of Metro, BFSI, Pohlad Companies and to Beverage Investment such specifically identified securities of issuer and each class (or other assets) as are selected and approved both by BFSI and Metro, on the one hand, and Pohlad Companies and Beverage Investment on the other.

         Section 5.2. WITHHOLDING.

         All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 5.1(a) and shall be offset against other amounts otherwise distributable to such Member.

                                   ARTICLE VI

                            MANAGEMENT OF THE COMPANY

         Section 6.1. MANAGEMENT OF THE COMPANY.

         The responsibility for the day to day management of the Company shall be vested in Pohlad Companies or one of its Affiliates. The Members agree that Pohlad Companies shall have the authority to act on behalf of the Company in connection therewith, subject in all cases, however, to the provisions of
Section 6.3 and Article VII.

         Section 6.2. AUTHORITY OF POHLAD COMPANIES.

         Subject to Section 6.3, Pohlad Companies shall have all necessary powers to carry out the purposes and business of the Company. Without limiting the foregoing, except as otherwise expressly provided in this Agreement, the Pohlad Companies shall have the following specific rights and powers:

                  (a) To the extent of Company assets, to prosecute, defend, settle or compromise actions or claims at law or in equity at the Company's expense as may be necessary or proper to enforce or protect the Company's interests provided that, approval of any settlement to be entered into by an Indemnified Party (as hereinafter defined) pursuant to Section 6.7(c) shall require unanimous consent of those Members who are not Indemnified Parties; and to satisfy any judgment, decree, decision or settlement of any such suit or claim, first, out of any insurance proceeds available therefor, and next, out of the Company's assets and income.

                  (b) To authorize the entry into and performance of contracts and agreements and to do and perform all such other things as may be in furtherance of Company purposes; and to authorize a Member to execute, acknowledge and deliver on behalf of the Company any and all instruments which may be deemed necessary or convenient to effect the foregoing.

                  (c) To acquire and enter into any contract of insurance which the Pohlad Companies deems necessary and proper for the protection of the Company or for any purpose beneficial to the Company.

         Section 6.3. UNANIMOUS VOTE REQUIRED.

         Unanimous approval of the Members shall be required in the following circumstances:

                  (a) Any material change in the business or purpose of the Company from the business described in Section 2.7 hereof by the Company;

                  (b) The sale, lease, transfer or other disposition of any assets of the Company outside the ordinary course of business, other than distributions made pursuant to and in accordance with Articles 5 or 9 hereof;

                  (c) Any voluntary liquidation, dissolution or termination of the Company;

                  (d) The issuance by the Company of any additional Interests or other equity interests (including any interests convertible into or exchangeable for equity interests) of the Company, or the admission of a new Member to the Company pursuant to Section 3.7;

                  (e) Any amendment to this Agreement or to the certificate of formation of the Company;

                  (f) The necessity for, amount and timing of, Additional Capital Contributions;

                  (g) Any split, combination or reclassification of any Interests;

                  (h) Any registered public offering of any equity interests of the Company;

                  (i) The establishment by the Company of any joint venture with a third party or the acquisition of all or part of any other business person or entity;

                  (j) The approval of the making or divesting of any investment including the acquisition or disposition of securities (except as otherwise addressed in Section 6.3(i) above) or capital expenditures, take-or-pay arrangements or significant operating arrangements;

                  (k) The entry by the Company into any contract, agreement or arrangement providing for the lending of funds by the Company or the provision by the Company of a guaranty;

                  (l) The entry by the Company into any contract, agreement or arrangement with, making any loan to or guarantee of any indebtedness of, a Member or any Affiliate of any Member or any officer or employee thereof and any amendment or modification of any of the foregoing;

                  (m) The initiation or settlement of any litigation material to the business of the Company;

                  (n) The selection of a replacement accounting firm to represent the Company in lieu of the accounting firm named in Section 13.1, as necessary; provided, however, that such approval shall not be required where the replacement accountants are a "Big 5" accounting firm without an existing conflict issue with any Member or the Company;

                  (o) Any borrowing of money, assumption or guarantee of any indebtedness or other obligations, or issuing any debt securities.

                  (p) Any agreement with any other person or entity restricting or constraining the Company's right to vote its securities.

         Any action taken by the Company in connection with matters requiring unanimous approval of the Members as set forth above or elsewhere in this Agreement without unanimous approval of the Members shall be null and void and of no legal effect. Any disagreement between the Members concerning any of the foregoing topics shall constitute a Deadlock Event for purposes of Section 9.4 hereof.

         Notwithstanding the foregoing, BFSI, Metro and PepsiCo agree that they, or each of them, shall not propose, initiate or otherwise pursue the voluntary liquidation, dissolution or termination of the Company prior to July 31, 2001.

         The Members acknowledge and agree that each Member shall be free to exercise its own judgment in connection with any provision contained herein requiring a unanimous vote of the Members, which judgment may be in accordance with its own best interest. At no time shall the use of a reasonableness standard in this Agreement impose a duty on a Member to act or vote in the best interests of the Company.

         Section 6.4. MEETINGS OF THE MEMBERS.

         The Members shall meet quarterly for the proper conduct of the business of the Company. The Members may unanimously determine to cancel any quarterly meeting. Special Meetings of the Members may be called by any Member. In no event shall any meeting of the Members be held upon less than ten (10) days prior written notice to all Members. All discussion, presentation and distribution materials to be discussed, presented or distributed at any Meeting of the Members shall be provided to the Members at least one (1) week in advance of such meeting.

         Section 6.5. JOINT REPRESENTATIVE.

         For purposes of this Agreement, each of BFSI and Metro hereby appoint PepsiCo as their joint representative (the "PepsiCo Joint Representative"). Pohlad Companies shall act as the joint representative for itself and Beverage Investment (the "Pohlad Joint Representative"). BFSI and Metro may change their joint representative at any time and from time to time by written notice to the Pohlad Joint Representative, and Pohlad Companies and Beverage Investment may change their joint representative by providing written notice to the PepsiCo Joint Representative. The written approval of the joint representative of a party hereto shall constitute the written approval of such party for all purposes of this Agreement.

         Section 6.6. QUORUM.

         The presence, in person or by proxy, of both the PepsiCo Joint Representative and the Pohlad Joint Representative shall constitute a quorum for the transaction of business at any meeting of the Members.

         Section 6.7. COMPENSATION.

         Pohlad Companies shall not receive any compensation for services rendered in its capacity as day-to-day manager of the Company's business.

         Section 6.8. ACTION WITHOUT A MEETING.

         Any action required or permitted to be taken only by unanimous vote of the Members may be taken without a meeting if (i) an advance notice, which shall describe the nature of such proposed action in sufficient detail to allow each Member to adequately evaluate such action, is sent to each Member prior to such action being consented to, and (ii) all Members consent in writing to the taking of the action and (iii) the writing or writings are filed with the minutes of proceedings of the Members. No meeting shall be required for the taking of any action which does not require the unanimous consent of the Members.

         Section 6.9. LIABILITY FOR CERTAIN ACTS.

                  (a) Pohlad Companies shall perform its duties as manager of the Company's day-to-day operations in good faith, in a manner reasonably believed to be in the best interests of the Company, with such care as an ordinarily prudent person in a like position would use under similar circumstances, and in accordance with the terms of this Agreement. If Pohlad Companies so performs its duties, it shall not have any liability by reason of its actions in that capacity. Pohlad Companies do not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. Pohlad Companies shall not be liable to the Company or to any Member by reason of any act, omission, or alleged act or omission arising out of any of its activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company; provided, however, that this Section 6.9 shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct or a knowing and material breach by Pohlad Companies of this Agreement.

                  (b) The Company shall indemnify and hold Pohlad Companies harmless from and against any claim, loss, expense, damage or injury suffered or sustained by it (including, but not limited to, any judgment, award, settlement, reasonable attorney's fees, and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding, or claim) (i) related to, or arising out of, any claim that Pohlad Companies is liable for any debt, obligation or liability of the Company or is directly or indirectly required to make any payments in respect thereof or in connection therewith, and (ii) by reason of any act, omission, or alleged act or omission, arising out of Pohlad Companies activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company; provided, however, that this Section 6.9(b) shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct or a knowing and material breach by Pohlad Companies of this Agreement.

                  (c) Each party to be indemnified (an "Indemnified Party") under paragraph (b) or (d) of this Section 6.9 shall give the Company notice of any losses, claims, damages, and liabilities subject to the indemnity within thirty (30) days after the Indemnified Party has received actual notice thereof. The Company shall be entitled to participate in or direct the defense of any action in connection with the reported losses, claims, damages, and liabilities, provided that counsel, reasonably satisfactory to the Indemnified Party, is employed. The Company shall not be liable to an Indemnified Party in respect of settlements effected by the Indemnified Party without the written consent of the Company.

                  (d) The Company shall pay in advance any legal or other expenses incurred in investigating or defending against any loss, claim, damage or liability which may be subject to indemnification under this Section 6.9, upon receipt of an undertaking from the Indemnified Party on whose behalf such expenses are paid to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Company. The Company shall purchase insurance, to the extent available at reasonable cost, to cover losses, claims, damages or liabilities subject to indemnification under Section 6.9.

                                   ARTICLE VII

                      PROVISIONS RELATING TO WHITMAN CORP.

         Section 7.1. GENERAL.

         With respect to the Company's investment in Whitman, the Members hereby agree that each of them and the Company shall comply with the provisions of this
Article 7 for so long as the Company, directly or indirectly, owns or controls shares of the capital stock of Whitman.

         Section 7.2. VOTING OF WHITMAN SHARES.

         Subject to Section 7.3, Pohlad Companies shall have all necessary powers to exercise the voting rights with respect to any and all stock of Whitman held by the Company.

         Section 7.3. NOTICE OF PROCEDURES.

         The Company, within two (2) business days of receiving any communication regarding (i) a Whitman shareholder meeting at which shareholders shall vote ("Meeting") or (ii) a deadline for submitting a written action of the Whitman shareholders ("Deadline"), or (iii) any other action of the Whitman shareholders that is required or permitted, shall provide written notice to the PepsiCo Joint Representative specifying the manner in which the Company intends to vote or the action which the Company intends to take for the Whitman shares with respect to each matter upon which a separate shareholder vote or action is to be taken and specifying the earliest time at which the Company will vote or take such action (the "Notice"). Such notice requirement shall be satisfied upon receipt by the PepsiCo Joint Representative of the Notice in written form (whether by mail, fax, e-mail or courier) to General Counsel, 700 Anderson Hill Road, Purchase, New York, 10577, or such other individual as the PepsiCo Joint Representative may designate from time to time which designation shall be provided to the Company in writing. If upon receipt of the Notice and prior to the deadline for the vote or shareholder action, the PepsiCo Joint Representative advises the Company that it objects, with respect to any matter, to the manner in which the Whitman Stock will be voted, the Company shall exercise its voting rights or take such other action with respect to Metro's and BFSI's pro rata share of Whitman Stock (rounded down to the nearest whole share) as directed by the PepsiCo Joint Representative in writing. In the event the Company is not advised by the PepsiCo Joint Representative of such objection and the Company can evidence that the Notice was received by the PepsiCo Joint Representative, the Company may vote the stock or take such other action as specified in the Notice.

                                  ARTICLE VIII

                 RECORDS, ACCOUNTING MATTERS, TAX MATTERS MEMBER

         Section 8.1. MAINTENANCE AND REVIEW OF RECORDS.

         The Company shall maintain, at the office of the Company or of its accountant, books, records, and accounts showing separately, in accordance with generally accepted accounting principles, all items that in any way affect the financial and tax computations called for by this Agreement, and shall make the records, and accounts available for inspection and copying by any Member or its authorized representative at all reasonable times. Each Member shall have the right to (i) review all financial books, records, reports and statements of the Company, (ii) review all financial controls and processes of the Company, (iii) ensure that all such books, reports, statements, controls and processes are in accordance with generally accepted accounting principles applied on a consistent basis, and (iv) authorize, supervise and direct any audit of the Company by the Company's accountants. The Company shall be responsible for any fees and expenses from the accountants associated with such audit.

         Section 8.2. ACCOUNTING METHOD.

         The Company shall prepare its financial statements and tax returns using the accrual method of accounting and generally accepted United States financial and tax accounting principles, respectively.

         Section 8.3. TAX MATTERS MEMBER.

         Pohlad Companies or an Affiliate shall be the tax matters partner ("Tax Matters Member") of the Company for purposes of Code Section 6231. The Tax Matters Member shall perform the following:

                  (a) Prepare and file or supervise the preparation and filing of the Company's federal, state and local or other partnership tax returns.

                  (b) Furnish or cause to be furnished to the Members all necessary or appropriate tax information within ninety (90) days after the close of the Fiscal Year of the Company.

                  (c) Cause to be prepared and furnished to the Members, within ninety (90) days after the close of the Fiscal Year, audited financial statements of the Company.

                  (d) Furnish the name, address, profits interest and taxpayer identification number of each Member to the Internal Revenue Service and take such action as may be reasonably necessary to constitute every Member as a "notice partner" as that term is defined in Code Section 6231.

                  (e) Refuse to extend the statute of limitations with respect to tax items of the Company without the unanimous written consent of the Members.

                  (f) Elect the accrual method of accounting for the Company and make any other tax elections on behalf of the Company as the Tax Matters Member, subject to Section 4.6(c), deems necessary and advisable; provided, however, that the election under Code Section 754 or any election to be classified for federal tax purposes as other than a partnership shall be made only with the unanimous consent of the Members.

         Nothing in this Section shall limit the ability of any Member to take any action in its individual capacity relating to administrative proceedings of Company matters that is left to the determination of any individual Member under the Code or under any similar state or local provision.

         The Tax Matters Member will be entitled to reimbursement from the Company for all reasonable costs and expenses incurred by it in complying with and carrying out its responsibilities as Tax Matters Member.

                                   ARTICLE IX

             RESTRICTIONS ON TRANSFER; DEADLOCK; APPRAISAL PROCEDURE

         Section 9.1. RESTRICTIONS ON TRANSFERS.

                  (a) Except as otherwise provided in Section 9.2 or 9.4, no Member may sell, assign, convey, transfer, give, donate or otherwise dispose of (collectively, "Transfer") or mortgage, pledge, hypothecate, assign as security or otherwise encumber (collectively, "Encumber"), or contract to Transfer or Encumber, any of its Interest, without the prior written consent of the other Members, which consent may be withheld or conditioned in such other Member's sole discretion. No noncomplying Transfer or Encumbrance or purported Transfer or Encumbrance (an "Ineffective Transfer") pursuant to which any Person shall attempt to acquire any Interest other than in accordance with the provisions of this Agreement, shall be recognized by the Company. An Ineffective Transfer shall be null and void and shall not be recorded as a transfer on the transfer records of the Company.

                  (b) Indirect Assignments of Metro's and BFSI's Interest. PepsiCo shall not permit the assignment or transfer of voting control of Metro or BFSI, or of any transferee of either of them under Section 9.2, to any Person other than an Affiliate of PepsiCo without the prior written consent of Pohlad Companies and Beverage Investment which consent may be withheld or conditioned in the sole discretion of Pohlad Companies or Beverage Investment.

                  (c) Indirect Assignments by Pohlad Companies and Beverage Investment. Neither Pohlad Companies nor Beverage Investment shall permit the assignment or transfer of voting control of Pohlad Companies, or Beverage Investment, respectively, or of any transferee of Pohlad Companies or Beverage Investment under Section 9.2, to any Person other than an Affiliate of any of Robert C. Pohlad, James O. Pohlad or William M. Pohlad or their immediate family members, without the prior written consent of PepsiCo, which consent may be withheld or conditioned in PepsiCo's sole discretion.

         Section 9.2. TRANSFERS TO AFFILIATES.

         Metro and BFSI may at their sole discretion transfer their respective Interests to any wholly-owned subsidiaries of PepsiCo, provided that PepsiCo shall notify Pohlad Companies, and Beverage Investment, in writing, of such transfer and any such transferee shall agree prior to such transfer to be bound by the terms of this Agreement and shall, to the extent requested by Pohlad Companies, comply with the provisions of Section 9.3. Pohlad Companies and Beverage Investment may each, at its sole discretion, transfer its Interest to any Affiliate of Pohlad Companies, Robert C. Pohlad, James O. Pohlad or William M. Pohlad or their immediate family members, provided that Pohlad Companies [or Beverage Investment], as appropriate, shall notify PepsiCo, in writing, of such transfer and any such transferee shall agree prior to such transfer to be bound by the terms of this Agreement and shall, to the extent requested by PepsiCo, comply with the provisions of
Section 9.3.

         Section 9.3. OPINIONS OF COUNSEL.

         As a condition to granting the consent described in Section 9.1 or pursuant to a transfer described in Section 9.2, a non-transferring Member may, but is not required to, request that the transferring Member provide an opinion of counsel, acceptable to the remaining Member, that such transfer or disposition (i) does not require registration or other qualification under the Securities Act,
(ii) does not require registration or other qualification under applicable state securities or "Blue Sky" laws, (iii) does not violate any state securities or "Blue Sky" laws (including any investment suitability standards) applicable to the Company or to the Interest to be transferred,
(iv) does not result in the Company being treated as an association taxable as a corporation, or otherwise as an entity not taxable as a partnership for federal income tax purposes, and (v) does not result in the Company being treated as a "publicly traded partnership" as such term is defined in Code
Section 7704 and the Treasury Regulations promulgated thereunder.

         Section 9.4. DEADLOCK EVENT.

                  (a) If a Deadlock Event under Section 6.3 hereof occurs, each party hereto agrees to give notice to each other party upon it becoming aware of the existence of a Deadlock Event (such notice constituting a "Deadlock Event Notice"). Once such Deadlock Event Notice has been given, PepsiCo, on behalf of BFSI and Metro, and Pohlad Companies on behalf of itself and Beverage Investment shall consult with each other in good faith on a regular basis during the thirty (30) day period following the giving of such Deadlock Event Notice in an effort to resolve such Deadlock Event ("Resolution Period"). Within thirty (30) days after the end of the First Resolution Period, such thirty (30) day period being subject to extension by mutual agreement of Pohlad Companies and PepsiCo, PepsiCo and Pohlad Companies shall cause their respective Chief Executive Officers, or their delegates, to meet and consult with each other in good faith at a mutually agreeable place to resolve such Deadlock Event (the "Second Resolution Period"). The Second Resolution Period shall end thirty (30) days after such meeting. In the event the Members are unable to resolve the Deadlock Event before the end of the 30-day period, the Members may mutually agree to submit such matter to non-binding mediation on such terms as they may agree or either Member may give written notice to the other Members of a continuing Deadlock Event (a "Continuing Deadlock Event Notice"). In the event such Continuing Deadlock Notice is given, the Members shall proceed to dissolve the Company and, subject to Section 10.4 hereof, distribute the Whitman Stock and PepsiCo Stock to the Members upon such dissolution.

                  (b) In the event that a Continuing Deadlock Event Notice is issued, PepsiCo agrees that it will not, for the duration of the period committed to, reduce any financial support it had previously committed in writing to provide to Whitman, including, but not by way of limitation, marketing support consistent with specified levels of sales, volume, equipment placement and other criteria upon which such financial support is determined.

                  In any situation in which Pohlad Companies' Class A Membership Interest is either transferred or liquidated, the parties shall execute and deliver all such documents and instruments as may be necessary and appropriate to remove Pohlad Companies from its role as day to day manager of the Company's affairs and the parties shall amend this Agreement as appropriate.

                                    ARTICLE X

                    DISSOLUTION, LIQUIDATION AND TERMINATION

         Section 10.1. NEGATION OF RIGHT TO DISSOLVE BY WILL OF MEMBER.

         Except as otherwise provided herein, no Member shall have the right to terminate this Agreement or dissolve the Company by its express will or by withdrawal without the express written consent of the other Members. Without limiting any other rights or remedies (in equity or at law) available to a Member, upon any dissolution occurring in contravention of this Agreement caused by the express will or withdrawal of Pohlad Companies, Metro shall be the liquidating Member (the "Liquidating Member"), and upon any dissolution occurring in contravention of this Agreement caused by the express will or withdrawal of BFSI or Metro, Pohlad Companies shall be the Liquidating Member.

         Section 10.2. EVENTS OF DISSOLUTION.

         The Company shall be dissolved, and its affairs shall be wound up upon, and only upon, the first to occur of the following:

                  (a) the date that the Members consent to its dissolution;

                  (b) the date that the Bottle and Fountain Agreements are terminated;

                  (c) the sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all of the assets of the Company;

                  (d) a Continuing Deadlock Event Notice is given;

                  (e) the dissolution, Bankruptcy or resignation of any Member, unless, within sixty (60) days of receipt of the notice described in
         Section 11.3, the remaining Member elects to continue the business of the Company; or

                  (f) the entry of a decree of judicial dissolution of the Company under the Act;

         Section 10.3. NOTICE OF DISSOLUTION AND BANKRUPTCY.

         Within thirty (30) days following the dissolution or Bankruptcy of a Member, such Member shall send written notice to the other Member.

         Section 10.4. PROCEDURES UPON DISSOLUTION.

         Subject to Section 10.1, upon dissolution of the Company, Pohlad Companies shall wind up the affairs of the Company, sell the Company's assets consisting of a pro rata portion of each Member's securities, other than PepsiCo Stock, as identified in accordance with Section 5.1(b)(ii) hereof to the extent necessary to pay its liabilities, establish necessary reserves and after payment of all liabilities of the Company (including liabilities to a Member or affiliate of a Member, if it is a creditor), shall distribute the remaining assets of the Company to the Members (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the period during which such liquidation occurs) in accordance with the procedure in Section 5.1(b)(ii) in proportion to the positive balances in their Capital Accounts. Any distribution made pursuant to this Section 10.4 shall be made by the end of such taxable year, or, if later, within ninety (90) days after the date of such liquidation.

         Section 10.5. NO DEFICIT MAKEUP OBLIGATION.

         Upon dissolution of the Company, no Member has any obligation to restore to the capital of the Company any deficit balance in such Member's Capital Account.

         Section 10.6. TERMINATION.

         Upon the dissolution and the completion of winding up of the Company, Pohlad Companies shall file a certificate of cancellation with the Office of the Secretary of State of Delaware in accordance with the Act to accomplish the cancellation of the certificate of formation.

                                   ARTICLE XI

                         REPRESENTATIONS AND WARRANTIES

         Section 11.1. REPRESENTATIONS AND WARRANTIES OF MEMBERS.

         Each Member hereby represents, warrants and covenants as follows:

                  (a) Such Member is duly organized or formed, validly existing and, if applicable, in good standing under the laws of its state of formation.

                  (b) Such Member has the right, power and authority to enter into this Agreement, to become a Member and to perform its obligations under this Agreement, and this Agreement is a legal, valid and binding obligation of such Member.

                  (c) The execution and delivery of this Agreement does not violate or conflict with the charter, bylaws or formation documents of such Member or any agreement, judgment, license, permit, order or other document applicable to or binding upon such Member or any of its properties; and no consent, approval, authorization or order of any court or government authority or third party is required with respect to such Member in connection with the execution and delivery of this Agreement.

                  (d) Neither Member nor any of its Affiliates has employed or retained any broker, agent or finder in connection with this Agreement, or paid or agreed to pay any brokerage fee, finder's fee, commission or similar payment to any Person on account of this Agreement.

                  (e) Such Member and its affiliates and Persons acting on their behalf have not taken any action, or failed to take any action, which has caused the organization of the Company and the issuance of the interests in the Company to come within the registration requirements of the Securities Act, or any applicable state blue sky laws.

                  (f) The undersigned Members understand (i) that the Interests have not been registered under the Securities Act or any state securities laws because the Company is issuing these Interests in reliance upon the exemptions from the registration requirements of the Securities Act or applicable state securities laws providing for issuance of securities not involving a public offering, (ii) that the Company has relied upon the fact that the Interests are to be held by each Member for investment, and (iii) that exemption from registration under the Securities Act or applicable state securities laws would not be available if the Interests were acquired by a Member with a view to distribution.

         Accordingly, each Member hereby confirms to the Company that such Member acquired its Interest for such own Member's account, for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale all or any portion of the Interests unless there is an effective registration or other qualification relating thereto under the Securities Act and under any applicable state securities laws or unless the holder of Interests delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under the Act and applicable state securities laws is not required in connection with such transfer, offer or sale. Each Member understands that the Company is under no obligation to register the Interests or to assist such Member in complying with any exemption from registration under the Securities Act or any state securities laws if such Member should, at a later date, wish to dispose of the Interest.

         Prior to acquiring the Interests, each Member made an investigation of the Company and its business and the Company made available to each such Member all information with respect thereto that such Member needs to make an informed decision to acquire the Interest. Each Member considers itself to be a Person possessing such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of such Member's investment in the Interests.

                                   ARTICLE XII

                                  MISCELLANEOUS

         Section 12.1. COMPANY OPPORTUNITY.

         Participation in the Company shall not in any way restrain any Member or their Affiliates in their present or future business activities (regardless of whether such activities are competitive with the Company) and neither the Company nor any Member shall have any claim or entitlement to the benefits derived by a Member or a Member's Affiliates from such activities.

         Section 12.2. ACCOUNTANTS.

         The Company accountants shall be Arthur Andersen unless otherwise agreed by unanimous vote of the Members.

         Section 12.3. PARTIAL INVALIDITY.

         In case any one or more of the covenants, agreements, or provisions hereof shall be invalid, illegal, or unenforceable in any respect, the validity of the remaining covenants, agreements, or provisions hereof shall be in no way affected, prejudiced, or disturbed thereby.

         Section 12.4. NOTICES.

         Except as otherwise provided herein, all notices or other communications required or permitted to be given hereunder shall be in writing, shall be given by mail, return receipt requested, postage prepaid, prepaid telegram with confirmation of delivery obtained, telecopy with evidence of transmission, or personally delivered with confirmation of delivery obtained, and shall be deemed to have been duly given when received at the address specified below:

         If to PepsiCo, BFSI or Metro:               700 Anderson Hill Road
                                                     Purchase, NY 10557-1444
                                                     Attn:  Tim Heaviside
                                                     Fax:  (914) 253-2752

         If to Pohlad Companies
         Beverage Investment:                        Pohlad Companies
                                                     Attn:  Robert C. Pohlad
                                                     Suite 3800
                                                     60 South Sixth Street
                                                     Minneapolis, MN 55402
                                                     Fax:  (612) 661-3825

         Copy to:                                    Briggs and Morgan
                                                     Attn:  Brian D. Wenger
                                                     2400 IDS Center
                                                     80 South Eighth Street
                                                     Minneapolis, MN 55402
                                                     Fax:  (612) 334-8650

         Any party shall have the right to change its address for notice hereunder from time to time to such other address as may hereafter be furnished in writing by such party to the other parties.

         Section 12.5. AMENDMENT.

         This Agreement may be modified or amended at any time only upon the unanimous consent of the parties, which shall be evidenced by the parties executing a writing effecting such amendment.

         Section 12.6. CONSENTS; WAIVERS.

         No consent or waiver, express or implied, by any party to or of any breach or default by any party in the performance by such party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such party hereunder. Failure on the part of a party to complain of any act or failure to act of any other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by the party of their rights hereunder.

         Section 12.7. CHOICE OF LAW.

         This Agreement and all rights and liabilities of the parties hereunder shall be subject to and governed by the substantive laws (and not the choice of law rules) of the State of Delaware.

         Section 12.8. MULTIPLE COUNTERPARTS.

         This Agreement may be executed and acknowledged in multiple counterparts, each of which shall be an original, but all of which shall be and constitute one instrument.

         Section 12.9. ENTIRE AGREEMENT.

         This Agreement, including all Exhibits, Schedules and Appendices, constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the parties, written or oral, and may not be modified or amended in any manner other than as set forth herein.

         Section 12.10. BINDING EFFECT; ASSIGNMENT.

         This Agreement shall be binding upon and inure to the benefit of the parties. No assignment of rights or delegation of duties arising under this Agreement may be made by any party hereto without the prior written consent of the other parties; provided, however, that the rights and obligations of PepsiCo may be assigned and/or delegated to any of its subsidiaries.

         Section 12.11. NO THIRD-PARTY BENEFICIARIES.

         This Agreement is for the sole benefit of the parties and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties and such assigns, any legal or equitable rights hereunder.

         Section 12.12. EXPENSES.

                  (a) Each of the parties hereto shall pay the fees and expenses of its respective counsel, accountants and other experts (including any broker, finder, advisor or intermediary) and shall pay all other expenses incurred by it in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby.

                  (b) The provisions of this Section 13.11 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the invalidity or unenforceability of any term or provision of this Agreement.

         Section 12.13. PRESS RELEASES.

         Each of the parties hereby agree that, except as otherwise required by law or stock exchange regulations, any press release or other public announcement regarding the transactions contemplated by this Agreement or the business and/or operations of the Company shall be made only with the mutual consent of the Members.

         Section 12.14. CONFIDENTIALITY.

         The Members shall take or cause to be taken such reasonable precautions as may be necessary to prevent the disclosure of Confidential Information to any Person other than a Member or an Affiliate thereof for a period commencing on the date of this Agreement and ending ten (10) years following the termination of the Company; provided however that the Members may disclose such information as required to comply with any applicable law or order of a court or authorized agency of government, provided that ten
(10) days notice must first be given to the other Members so a protective order, if appropriate, may be sought by such other Members.

         "Confidential Information" shall mean all trade secrets and all information (financial or otherwise) concerning the Members or their Affiliates, including, but not limited to, information concerning the Member's or their Affiliates, assets, liabilities, sales and expenses; data and statistics; methods or operation; strategic business plans; reports, analyses, compilations, notes, studies and interpretations; forecasts; planned and existing and/or revised product proprietary or know-how; merchandising and marketing strategy, plans and materials; warehouse and distribution plans and practices; employees; and any other information relating to the Members, provided to the Company or other Members in connection with this Agreement, whether oral or written, regardless of the manner in which it is furnished, which information would otherwise not be generally available to the Company, the Members or the public, and which information constitutes insider, proprietary and strictly confidential information of the Members.

         Notwithstanding the foregoing, the following will not constitute Confidential Information for purposes of this Agreement:

                  (a) Information which was already in the possession of or known to the Company or the Members prior to June, 1999, and which was not acquired or obtained from a Member, its Affiliates or representatives;

                  (b) Information which is obtained or was previously obtained by the Company or the Members from a third person who, insofar as is known to the Company or the Members after reasonable inquiry, is not prohibited from transmitting the information to the Company or the Members by a contractual, legal or fiduciary obligation to a Member, its Affiliates or representatives; and

                  (c) Information which is or becomes generally available to the public (including any publicly filed document) other than as a result of a disclosure by the Members or their representatives.







                  (Remainder of page intentionally left blank)

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date and year first above written.


                                       By:      PEPSI-COLA METROPOLITAN
                                                BOTTLING COMPANY


                                       By       /s/ W. Timothy Heaviside
                                          -------------------------------------
                                       Name:    W. Timothy Heaviside
                                       Title:   Vice President

                                       By:      PEPSICO, INC.


                                       By       /s/ W. Timothy Heaviside
                                          -------------------------------------
                                       Name:    W. Timothy Heaviside
                                       Title:   Vice President

                                       By:      POHLAD COMPANIES


                                       By       /s/ Robert C. Pohlad
                                          -------------------------------------
                                       Name:    Robert C. Pohlad
                                       Title:   President

                                       By:      BEVERAGE INVESTMENT, LLC


                                       By       /s/ Robert C. Pohlad
                                          -------------------------------------
                                       Name:    Robert C. Pohlad
                                       Title:   President

                                       By:      BEVERAGES, FOOD & SERVICE
                                                INDUSTRIES, INC.


                                       By       /s/ Robert K. Biggart
                                          -------------------------------------
                                       Name:    Robert K. Biggart
                                       Title:   Vice President

            SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY
                    COMPANY AGREEMENT OF DAKOTA HOLDINGS, LLC

                                   SCHEDULE 1

                          CLASS A MEMBERSHIP INTERESTS

Pepsi-Cola Metropolitan Bottling Company, Inc.                         30.1%

Beverages, Food & Service Industries, Inc.                              3.4%

Pohlad Companies                                                       66.5%


                          CLASS B MEMBERSHIP INTERESTS

Pepsi-Cola Metropolitan Bottling Company, Inc.                          5.0%

Pohlad Companies                                                       95.0%

                                    EXHIBIT B











                   AMENDED AND RESTATED SHAREHOLDER AGREEMENT

                                 BY AND BETWEEN

                              WHITMAN CORPORATION,
                             A DELAWARE CORPORATION,

                                       AND

                                 PEPSICO, INC.,
                          A NORTH CAROLINA CORPORATION



                          DATED AS OF NOVEMBER 30, 2000

                                TABLE OF CONTENTS


                                                                                                               PAGE
ARTICLE I  CERTAIN DEFINITIONS

Section 1.1.      Certain Definitions.............................................................................1

ARTICLE II  REPRESENTATIONS AND WARRANTIES

Section 2.1.      Representations and Warranties of the Company...................................................5
Section 2.2.      Representations and Warranties of the Shareholder...............................................6

ARTICLE III  SHAREHOLDER AND COMPANY CONDUCT

Section 3.1.      Acquisition of Voting Securities................................................................6
Section 3.2.      Required Reduction of Ownership Percentage......................................................7
Section 3.3.      Top-Up Rights...................................................................................8
Section 3.4.      Transfer........................................................................................8
Section 3.5.      Charter and By-Laws.............................................................................9
Section 3.6.      Rights Agreement................................................................................9
Section 3.7.      Special Meetings Requested by the Shareholder; Nominations......................................9
Section 3.8.      No Agreements...................................................................................9
Section 3.9.      Dakota Holdings.................................................................................9

ARTICLE IV  BOARD COMPOSITION

Section 4.1.      Board Composition..............................................................................10

ARTICLE V  EFFECTIVENESS AND TERMINATION

Section 5.1.      Effectiveness..................................................................................10
Section 5.2.      Termination....................................................................................10
Section 5.3.      Agreements Following Certain Acquisitions......................................................10

ARTICLE VI  MISCELLANEOUS

Section 6.1.      Injunctive Relief..............................................................................11
Section 6.2.      Successors and Assigns.........................................................................11
Section 6.3.      Amendments; Waiver.............................................................................11
Section 6.4.      Notices........................................................................................11
Section 6.5.      Applicable Law.................................................................................12
Section 6.6.      Headings.......................................................................................12
Section 6.7.      Integration....................................................................................12
Section 6.8.      Severability...................................................................................12
Section 6.9.      Consent to Jurisdiction........................................................................13
Section 6.10.     Counterparts...................................................................................13


         AMENDED AND RESTATED SHAREHOLDER AGREEMENT, dated as of November 30, 2000 (this "AGREEMENT"), by and between Whitman Corporation, a Delaware corporation (the "COMPANY"), and PepsiCo, Inc., a North Carolina corporation (the "SHAREHOLDER").

                              W I T N E S S E T H:

         WHEREAS, the Company and the Shareholder are parties to a Shareholder Agreement, dated as of May 20, 1999 (the "ORIGINAL SHAREHOLDER AGREEMENT")

         WHEREAS, the Company, Anchor Merger Sub, Inc., a Delaware corporation ("MERGER SUB"), and PepsiAmericas, Inc., a Delaware corporation ("PAS"), have entered into an Agreement and Plan of Merger, dated as of August 18, 2000 (the "MERGER AGREEMENT"), pursuant to which, among other things, PAS will be merged with and into Merger Sub, with Merger Sub as the surviving corporation, and in connection therewith, certain outstanding shares of common stock of PAS will be converted into shares of common stock, par value $0.01 per share (the "COMMON STOCK"), of the Company (the "MERGER");

         WHEREAS, the execution of this Agreement upon the consummation of the Merger (the "CLOSING") is a covenant of the Company in the Merger Agreement and a condition to the Company's obligations to close the transactions contemplated by the Merger Agreement;

         WHEREAS, the Shareholder has entered into a voting agreement, dated as of August 18, 2000, pursuant to which the Shareholder has agreed to vote in favor of the Merger and the other transactions contemplated by the Merger Agreement; and

         WHEREAS, in light of the transactions contemplated by the Merger Agreement, the Company and the Shareholder desire to amend and restate in this Agreement certain terms and conditions concerning the acquisition and disposition of Voting Securities (as defined herein) of the Company by the Shareholder, and related provisions concerning the Shareholder's relationship with and investment in the Company immediately following the Closing.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I

                               CERTAIN DEFINITIONS

         Section 1.1. Certain Definitions. In addition to other terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the meanings ascribed to them below:

         "AFFILIATE" shall mean, with respect to any person, any other person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such person. For the purposes of this definition, "control," when used with respect to any particular person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "AFFILIATED TRANSACTION COMMITTEE" shall mean the Affiliated Transaction Committee of the Board.

         "AGREEMENT" shall have the meaning assigned to such term in the preamble.

         "BENEFICIAL OWNER" (and, with correlative meanings, "BENEFICIALLY OWN" and "BENEFICIAL OWNERSHIP") of any interest means a Person who, together with his or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Exchange Act, or who, together with his or its Affiliates, has the right to become such a beneficial owner of such interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise, conversion or exchange of any warrant, right or other instrument, or otherwise; PROVIDED that a Person shall not be deemed the Beneficial Owner of Voting Securities solely as a result of having been granted a revocable proxy relating to such Voting Securities in connection with any one special or annual meeting of shareholders of the Company (including any postponements or adjournments thereof), nor shall the procurement of such a proxy be deemed to give the proxy holder "control" over any Person as to which such proxy holder does not otherwise have control; and PROVIDED, FURTHER, that this definition shall be subject to the last sentence of Section 3.9.

         "BOARD" shall mean the Board of Directors of the Company in office at the applicable time, as elected in accordance with the By-Laws.

         "BUY-BACK EXCESS" shall have the meaning set forth in Section 3.2 of this Agreement.

         "BUY-BACK OFFER" shall have the meaning set forth in Section 3.2 of this Agreement.

         "BY-LAWS" shall mean the by-laws of the Company, as in effect immediately following consummation of the Merger (including amendments pursuant to the Merger Agreement), as they may be amended from time to time.

         "CHARTER" shall mean the Certificate of Incorporation of the Company, as in effect immediately following consummation of the Merger, as it may be amended from time to time.

         "CLOSING" shall have the meaning assigned in the third recital of this Agreement.

         "COMBINED MAXIMUM OWNERSHIP PERCENTAGE" shall mean, calculated at a particular point in time, a Total Ownership Percentage of 49.9%; PROVIDED that in the event of a Permitted Acquisition (other than a Contingent Payment Acquisition) which results in the Significant Shareholders' Total Ownership Percentage exceeding 49.9%, so long as the Significant Shareholders' Total Ownership Percentage exceeds 49.9% due to such Permitted Acquisition, the Combined Maximum Ownership Percentage shall become the Significant Shareholders' Total Ownership Percentage giving effect to such Permitted Acquisition.

         "COMMISSION" shall mean the United States Securities and Exchange Commission.

         "COMMON STOCK" shall have the meaning assigned in the first recital of this Agreement.

         "COMPANY" shall have the meaning assigned in the preamble.

         "CONTINGENT PAYMENT ACQUISITION" shall mean any acquisition of Voting Securities pursuant any Contingent Payment (as defined in the Merger Agreement).

         "DAKOTA HOLDINGS" shall mean Dakota Holdings, LLC, a Delaware limited liability company.

         "DAKOTA HOLDINGS AGREEMENT" shall have the meaning set forth in
Section 3.9 of this Agreement.

         "DIRECTOR" shall mean any member of the Board of Directors of the Company in office at the applicable time, as elected in accordance with the provisions of the By-Laws.

         "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

         "FAMILY" shall mean, with respect to any natural person, (i) any child, stepchild, parent, stepparent, spouse or sibling, and (ii) any grandchild, grandparent, uncle, aunt, first cousin, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law who Beneficially Owns greater than 1% of the Voting Power or who has entered into an agreement or commitment with said natural person with respect to the Voting Securities, and shall in each case include adoptive relationships.

         "INDEPENDENT DIRECTOR" shall mean any person who is both (i) independent of and otherwise unaffiliated with any member of the Shareholder Group or the Pohlad Group, and who is not a director, officer, employee, consultant or advisor (financial, legal or other) of any member of the Shareholder Group or the Pohlad Group and has not served in any such capacity in the previous two (2) years and (ii) not an officer or employee, consultant or advisor (financial, legal or other) of the Company and has not served in any such capacity in the previous two (2) years.

         "MAXIMUM OWNERSHIP PERCENTAGE" shall mean, calculated at a particular point in time, a Total Ownership Percentage of 49.0%; PROVIDED that in the event of a Permitted Acquisition (other than a Contingent Payment Acquisition) which results in the Shareholder Group's Total Ownership Percentage exceeding 49.0%, so long as the Shareholder Group's Total Ownership Percentage exceeds 49.0% due to such Permitted Acquisition, the Maximum Ownership Percentage shall become the Shareholder Group's Total Ownership Percentage giving effect to such Permitted Acquisition.

         "MERGER" shall have the meaning set forth in the second recital of this Agreement.

         "MERGER AGREEMENT" shall have the meaning set forth in the second recital of this Agreement.

         "MINIMUM PRICE" shall mean the highest average of per share closing prices on the NYSE Composite Tape of the Voting Securities (or, if the Voting Securities are not quoted on the NYSE Composite Tape, on the principal United States securities exchange registered under the Exchange Act on which such Voting Securities are listed, or, if such Voting Securities are not listed on any such exchange, the closing sale price or bid quotation with respect to such Voting Securities on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use; PROVIDED, HOWEVER, if no such quotations are available with respect to such Voting Securities, the price of such Voting Securities shall be the public market trading value as determined by an investment banker of nationally recognized reputation selected by the Independent Directors) over any 20 consecutive trading day period during the 18 month period preceding the date of the first public announcement of a Shareholder Offer.

         "NYSE" shall mean the New York Stock Exchange, Inc.

         "PERMITTED ACQUISITION" shall mean the acquisition of Voting Securities pursuant to (1) a transaction or series of transactions that would not result, individually or in the aggregate, in any member of the Shareholder Group, singly or as part of a partnership, limited partnership, syndicate or other 13D Group, directly or indirectly, acquiring, proposing to acquire, or publicly announcing or otherwise disclosing an intention to propose to acquire, or offering or agreeing to acquire, by purchase or otherwise, Beneficial Ownership of any Security so as to cause either (x) the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) the Significant Shareholders' Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage, (2) a Shareholder Offer at a price which is not less than the Minimum Price, (3) a merger or other business combination approved by a majority of the Voting Power attributable to Voting Securities not Beneficially Owned by the Shareholder Group, (4) a transaction approved by a majority of the Independent Directors, or (5) any acquisition of Voting Securities by the Pohlad Group approved by the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors). For purposes of this definition, the value of any securities offered in exchange for Voting Securities pursuant to a Shareholder Offer shall be the average of closing prices on the NYSE Composite Tape of such securities (or, if such securities are not quoted on the NYSE Composite Tape, on the principal United States securities exchange registered under the

Exchange Act on which such securities are listed, or, if such securities are not listed on any such exchange, the closing sale price or bid quotation with respect to such security on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use; PROVIDED, HOWEVER, if no such quotations are available with respect to such securities, the price of such securities shall be the public market trading value as determined by an investment banker of nationally recognized reputation selected by the Independent Directors) over the five consecutive trading day period preceding the date of the first public announcement of such Shareholder Offer.

         "PERMITTED SIGNIFICANT TRANSFEREE" shall have the meaning set forth in Section 3.4 of this Agreement.

         "PERSON" shall mean any individual, partnership, joint venture, corporation, trust, unincorporated organization, government or department or agency of a government.

         "POHLAD COMPANIES" shall mean Pohlad Companies, a Minnesota corporation.

         "POHLAD GROUP" shall mean Robert Pohlad, any Affiliate of Robert Pohlad (other than the Company or its subsidiaries), any member of Robert Pohlad's Family, and any Person with whom Robert Pohlad, any Affiliate of Robert Pohlad or any member of Robert Pohlad's Family is part of a 13D Group.

         "POHLAD SHAREHOLDER AGREEMENT" shall mean the Shareholder Agreement, dated as of November 30, 2000, by and between the Company, Dakota Holdings, the Pohlad Companies and Robert Pohlad.

         "REPURCHASE" shall have the meaning set forth in Section 3.2 of this Agreement.

         "RIGHTS AGREEMENT" shall mean the Shareholder Rights Agreement, dated as of May 20, 1999, as amended.

         "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

         "SHAREHOLDER" shall have the meaning assigned in the preamble.

         "SHAREHOLDER AFFILIATE" shall mean any Affiliate of the Shareholder (other than the Company or its subsidiaries).

         "SHAREHOLDER GROUP" shall mean the Shareholder, any Shareholder Affiliate, any Permitted Significant Transferee and any Person with whom the Shareholder, any Shareholder Affiliate or any Permitted Significant Transferee is part of a 13D Group in respect of Voting Securities, but shall exclude any member of the Pohlad Group.

         "SHAREHOLDER OFFER" shall mean (i) a tender offer or exchange offer by any member of the Shareholder Group for all Voting Securities not Beneficially Owned by the Shareholder Group or (ii) a merger or other business combination pursuant to which all Voting Securities not Beneficially Owned by the Shareholder Group are proposed to be exchanged or converted.

     "SIGNIFICANT SHAREHOLDERS" shall mean, collectively, the Shareholder Group and the Pohlad Group.

         "SIGNIFICANT TRANSFEREE" shall mean a transferee which would have a Total Ownership Percentage of greater than 20% after giving effect to any proposed Transfer.

         "13D GROUP" shall mean any group of Persons acquiring, holding, voting or disposing of any Voting Security which would be required under
Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement on Schedule 13D with the Commission as a "person" within the meaning of Section 13(d)(3) of the Exchange Act; PROVIDED that a Person shall not be deemed to be part of a 13D Group with another Person solely as a result of having been granted a revocable proxy relating to such Person's Voting Securities in connection with any one special or annual meeting of shareholders of the Company (including any postponements or adjournments thereof); PROVIDED, FURTHER, that the members of the Shareholder Group shall not be deemed to be part of a 13D Group with any member of the Pohlad Group solely due to ownership of interests in Dakota Holdings so long as all members of the Shareholder Group are in compliance with the proviso in the first sentence of Section 3.9.

         "TOTAL OWNERSHIP PERCENTAGE" shall mean, calculated at a particular point in time, the Voting Power represented by the Voting Securities Beneficially Owned by the Person (or Persons) whose Total Ownership Percentage is being determined.

         "TOTAL VOTING POWER" shall mean, calculated at a particular point in time, the aggregate Votes represented by all then outstanding Voting Securities.

         "TRADING DAY", with respect to a Voting Security, shall mean a day on which the principal national securities exchange on which such Voting Security is listed or admitted to trading is open for the transaction of business or, if such security is not listed or admitted to trading on any national securities exchange, any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated to close.

         "TRANSFER" shall mean any sale, transfer, pledge, encumbrance or other disposition to any Person, and to "TRANSFER" shall mean to sell, transfer, pledge, encumber or otherwise dispose of to any Person.

         "VOTES" shall mean votes entitled to be cast generally in the election of Directors, assuming the conversion of any securities then convertible into common stock or shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors.

         "VOTING POWER" shall mean, calculated at a particular point in time, the ratio, expressed as a percentage, of (a) the Votes represented by the Voting Securities with respect to which the Voting Power is being determined to (b) Total Voting Power.

         "VOTING SECURITIES" shall mean the common stock and shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors and any securities then convertible into common stock or shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

         Section 2.1. Representations and Warranties of the Company. The Company represents and warrants to the Shareholder as of the date hereof as follows:

                  (a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

                  (b) This Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder.

                  (c) This Agreement has been duly executed and delivered by the Company and assuming due authorization and valid execution and delivery by the Shareholder, this Agreement is a valid and binding obligation of the Company, enforceable against it in accordance with its terms.

         Section 2.2. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER. The Shareholder represents and warrants to the Company as of the date hereof as follows:

                  (a) The Shareholder has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of North Carolina and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

                  (b) This Agreement has been duly and validly authorized by the Shareholder and all necessary and appropriate action has been taken by the Shareholder to execute and deliver this Agreement and to perform its obligations hereunder.

                  (c) This Agreement has been duly executed and delivered by the Shareholder and assuming due authorization and valid execution and delivery by the Company, this Agreement is a valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms.

                                  ARTICLE III

                         SHAREHOLDER AND COMPANY CONDUCT

         Section 3.1. ACQUISITION OF VOTING SECURITIES. Subject to the provisions of this Agreement, during the term of this Agreement, the Shareholder agrees with the Company that, without the prior approval of a majority of the Independent Directors, the Shareholder will not, and will cause each member of the Shareholder Group not to, take any of the following actions:

                  (a) singly or as part of a partnership, limited partnership, syndicate or other 13D Group, directly or indirectly, acquire, propose to acquire, or publicly announce or otherwise disclose an intention to propose to acquire, or offer or agree to acquire, by purchase or otherwise, Beneficial Ownership of any Voting Security so as to cause either (x) the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) to the best of the Shareholder's knowledge, the Significant Shareholders' Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage, other than pursuant to a Permitted Acquisition;

                  (b) form, join or in any way participate in a 13D Group with respect to any Voting Securities of the Company or any securities of its subsidiaries if such 13D Group's Total Ownership Percentage would exceed the Maximum Ownership Percentage;

                  (c) initiate (including by means of proposing or publicly announcing or otherwise disclosing an intention to propose, solicit, offer, seek to effect or negotiate) a merger, acquisition or other business combination transaction relating to the Company (other than a merger, acquisition or business combination of a third party (not a member of the Shareholder Group) with the Company) which would not be, if consummated, a Permitted Acquisition.

         The Shareholder Group shall not be prohibited by the terms of this Agreement from taking any action or exercising any right which is not inconsistent with the terms of this Agreement, including soliciting or obtaining the revocable proxy of any other shareholder of the Company with respect to the election of directors or any other matter, seeking the election of new directors, calling special meetings of shareholders of the Company, making shareholder proposals, engaging in discussions with the Board or the management of the Company or otherwise voting its Voting Securities in any manner in which any member of the Shareholder

Group shall determine in its sole discretion. In addition, this section shall not be deemed to restrict Directors affiliated with the Shareholder from participating as Board members in the direction of the Company.

         Section 3.2. REQUIRED REDUCTION OF OWNERSHIP PERCENTAGE. (a) If at any time the Shareholder becomes aware that the Shareholder Group's Total Ownership Percentage exceeds the Maximum Ownership Percentage, other than as permitted pursuant to the terms of this Agreement, then the Shareholder shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (i) the record date for the next annual or special meeting of shareholders of the Company, (ii) the record date for the taking of any action of shareholders of the Company by written consent or (iii) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group such that the Shareholder Group's Total Ownership Percentage is not greater than the Maximum Ownership Percentage.

                 (b) If at any time the Shareholder becomes aware that the Significant Shareholders' Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage as a result of a reduction in the number of Voting Securities outstanding (including, without limitation, as a result of a purchase of common stock by the Company) (such excess, the "BUY-BACK EXCESS"), then the Shareholder shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (x) the record date for the next annual or special meeting of shareholders of the Company, (y) the record date for the taking of any action of shareholders of the Company by written consent or (z) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group by the amount of such Buy-Back Excess in the following manner and order:

                          (i) First, by Transferring to a Person other than the
                 Significant Shareholders the amount, if any, of Voting Securities received by the Shareholder Group as an Aggregate Contingent Payment (as defined in the Merger Agreement), to the extent not previously Transferred pursuant to this Section;

                          (ii) Second, by Transferring to a Person other than
                 the Significant Shareholders the pro rata amount (based on the relative amounts of Voting Securities purchased by each of the Shareholder Group and the Pohlad Group since August 18, 2000) of Voting Securities, if any, purchased by the Shareholder Group since August 18, 2000;

                          (iii) Third, by Transferring to a Person other than
                 the Significant Shareholders the pro rata amount of any remaining Buy-Back Excess (based on the relative Total Ownership Percentages, after giving effect to (i) and (ii) above, of the Shareholder Group and the Pohlad Group immediately prior to the time when the Combined Maximum Ownership Percentage was exceeded).

                          (iv) Fourth, notwithstanding the foregoing, the
                 maximum number of Voting Securities that the Shareholder Group shall be required to Transfer pursuant to (ii) and (iii) above shall not exceed the amount that would be required to be Transferred if the Pohlad Group made its corresponding pro rata Transfers consistent with (ii) and (iii) above.

                 (c) If at any time the Shareholder becomes aware that the Significant Shareholders' Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage, other than as a result of a reduction in the total number of Voting Securities (which situation shall be governed by paragraph (b) above) or as permitted pursuant to the terms of this Agreement, then the Shareholder shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (i) the record date for the next annual or special meeting of shareholders of the Company, (ii) the record date for the taking of any action of shareholders of the Company by written consent or (iii) the purchase of any additional Voting Securities by any member of the Shareholder
        Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group such that the Significant Shareholders' Total Ownership Percentage is not greater than the Combined Maximum Ownership Percentage; PROVIDED that if the Shareholder becomes aware that the Significant Shareholders' Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage due to an acquisition by a member of the Pohlad Group of Voting Securities or the addition to the Pohlad Group of a new Affiliate that Beneficially Owns Voting Securities, the Shareholder shall promptly inform the Company of such fact but shall not be required to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group due to such event so long as the Shareholder Group is in compliance with the other provisions of this Agreement.

                 (d) During the term of this Agreement, if the Company purchases shares of common stock from the public, whether by tender offer, open market purchase or otherwise (a "REPURCHASE"), the Company shall contemporaneously with the Repurchase offer to purchase from each of the Significant Shareholders, on the same terms and conditions, including price, as in the Repurchase, a percentage of those shares of common stock Beneficially Owned by each of the Significant Shareholders equal to the percentage of shares of common stock to be Repurchased from the Beneficial Owners of shares of common stock other than the Significant Shareholders (the "BUY-BACK OFFER"). The Company shall provide notice to the Shareholder of its intention to engage in a Repurchase and of the mechanism by which the Repurchase shall occur not less than thirty (30) days in advance of the date on which the Repurchase is to be consummated, and the Shareholder shall provide notice to the Company within ten (10) days of receipt of such notice of whether the Shareholder Group intends to accept the Buy-Back Offer.

         Section 3.3. TOP-UP RIGHTS. During the term of this Agreement, if the Shareholder Group's Total Ownership Percentage is below the Maximum Ownership Percentage and the Significant Shareholders' Total Ownership Percentage is below the Combined Maximum Ownership Percentage, the Shareholder Group may at its option purchase Voting Securities from time to time in the open market or otherwise in an amount not in excess of the amount that would cause either (x) the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) the Significant Shareholders' Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage.

         Section 3.4. TRANSFER. Except for any requirements of the Securities Act applicable to such Transfer, each of the members of the Shareholder Group may Transfer any of the Voting Securities Beneficially Owned by such member of the Shareholder Group to any transferee which is not a Significant Transferee without restriction, and may effect such a Transfer to a Significant Transferee with the prior written consent of a majority of the Independent Directors; PROVIDED, HOWEVER, that each of such members of the Shareholder Group may Transfer any of such Voting Securities to any Significant Transferee without restriction (other than as contemplated in the last sentence of this Section 3.4) or obtaining such consent if, at the time of such Transfer, the Shareholder Group Beneficially Owns at least 20% of the outstanding voting securities of such Significant Transferee and no other Person Beneficially Owns a greater percentage of the outstanding voting securities of such Significant Transferee than the percentage owned by the Shareholder Group (a "PERMITTED SIGNIFICANT TRANSFEREE"). The Shareholder Group shall obtain the prior written consent of a majority of the Independent Directors to any Transfer by the Shareholder Group of any voting securities of a Permitted Significant Transferee if, at the time of such Transfer, such Permitted Significant Transferee has a Total Ownership Percentage of greater than 20% and such Transfer would result in (x) the Shareholder Group Beneficially Owning less than 20% of the outstanding voting securities of such Permitted Significant Transferee or (y) any other Person Beneficially Owning a greater percentage of the outstanding voting securities of such Permitted Significant Transferee than the percentage Beneficially Owned by the Shareholder Group after giving effect to such Transfer. Notwithstanding the foregoing provisions of this Section 3.4, none of the restrictions of this Section 3.4 shall apply to (i) a Transfer by any member of the Shareholder Group of any of the Voting Securities in a public offering pursuant to which reasonable efforts are made to achieve a wide distribution of such Voting Securities, (ii) a liquidation of Dakota Holdings or other distribution of its assets to its members in proportion to their capital accounts or (iii) a Transfer of Voting Securities among members of the Shareholder Group, provided that any such transferee shall agree with the Company in writing prior to each such Transfer to be bound by the terms of this Agreement with respect to its Beneficial Ownership of Voting Securities.

         Section 3.5. CHARTER AND BY-LAWS. During the term of this Agreement the Company shall not, and the Shareholder Group shall not, and shall not facilitate any effort to, amend, alter or repeal, or propose the amendment, alteration or repeal of, any provision of the Charter or the By-Laws in any manner which is inconsistent with the terms of this Agreement. If at any time during the term of this Agreement the provisions of this Agreement shall conflict with the provisions of the Charter or the By-Laws, the parties shall use all reasonable efforts, consistent with their fiduciary responsibilities, to cause the provisions of the Charter and the By-Laws to be brought into conformity with the provisions of this Agreement.

         Section 3.6. RIGHTS AGREEMENT. During the term of this Agreement, the Company hereby agrees not to (i) amend any provision of the Rights Agreement in any manner which is inconsistent with the terms of this Agreement or the Merger Agreement and which adversely affects the rights of the Shareholder Group under the terms of this Agreement or (ii) adopt any new rights agreement which is inconsistent with the terms of this Agreement or the Merger Agreement and which adversely affects the rights of the Shareholder Group under the terms of this Agreement.

         Section 3.7. SPECIAL MEETINGS REQUESTED BY THE SHAREHOLDER; NOMINATIONS. In the event that during the term of this Agreement the Shareholder Group requests a special meeting of the stockholders of the Company in accordance with the By-Laws, or the Shareholder Group nominates an alternative slate of directors to the slate proposed by the Board at any annual meeting of stockholders of the Company in accordance with the By-Laws, the Company hereby agrees that the Company shall not, without the Shareholder's consent, from the date of receipt of such request for a special meeting or the date of receipt of such nomination, as the case may be, until the adjournment of the requested special meeting or the annual meeting, as the case may be, (i) take any action effecting a material change in its capital structure, (ii) declare or pay a dividend (other than any regular quarterly dividend), (iii) materially increase the compensation of any executive officer or (iv) take any material action not in the ordinary course of business; provided that this provision shall not restrict the ability of the Company to comply with commitments entered into prior to the date of such request.

         Section 3.8. NO AGREEMENTS. During the term of this Agreement, except as specifically contemplated in Section 3.9, no member of the Shareholder Group shall, directly or indirectly, enter into any agreement or commitment with any member of the Pohlad Group with respect to the holding, voting, acquisition or disposition of Voting Securities.

         Section 3.9. DAKOTA HOLDINGS. Notwithstanding the provisions of
Section 3.8, members of the Shareholder Group and members of the Pohlad Group may be parties to the Amended and Restated Limited Liability Company Agreement of Dakota Holdings, LLC, attached as Annex A to this Agreement (the "DAKOTA HOLDINGS AGREEMENT"), and hold interests in Dakota Holdings pursuant to the Dakota Holdings Agreement, PROVIDED that (i) the Dakota Holdings Agreement expressly provides that (x) the members of the Shareholder Group who are parties to the Dakota Holdings Agreement ultimately have sole power with respect to the voting of that percentage of the Voting Securities owned by Dakota Holdings equal to the Class A Percentage Interest (as defined in the Dakota Holdings Agreement) (the "CLASS A PERCENTAGE") of the Shareholder Group members, and with respect to the voting of such Voting Securities members of the Pohlad Group shall have no power, influence or discretion which is not subject to the ultimate power of the Shareholder Group to direct the voting, and (y) the members of the Pohlad Group who are parties to the Dakota Holdings Agreement have sole power with respect to the voting of their Class A Percentage of the Voting Securities owned by Dakota Holdings, and with respect to the voting of such Voting Securities members of the Shareholder Group shall have no power, influence or discretion; and (ii) Dakota Holdings shall not take any action to acquire, directly or indirectly, Beneficial Ownership of any additional Voting Securities (excluding any Voting Securities acquired pursuant to the transactions contemplated by the Merger Agreement (including any Contingent Payment Acquisitions) and excluding Voting Securities acquired through stock dividends on then-owned Voting Securities and excluding the acquisition of Voting Securities pursuant to the right of Dakota Holdings to acquire common stock with a value of $25 million from the PepsiCo Group, in connection with the Merger). So long as the proviso in the preceding sentence is complied with, for purposes of calculating the Shareholder Group's Total Ownership Percentage, those Voting Securities over which a member of the Pohlad Group has the sole powers described in clause (y) of clause (i) in proviso in the preceding sentence shall not be considered Beneficially Owned by the Shareholder Group and a transfer of interests in Dakota Holdings from a member of the Pohlad Group to a member of the Shareholder Group shall be permitted with the consent of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors), which consent shall not be unreasonably withheld.

                                   ARTICLE IV

                                BOARD COMPOSITION

         Section 4.1. BOARD COMPOSITION. As of the Effective Time (as defined in the Merger Agreement) of the Merger, the Board shall consist of the current directors of the Company and Robert Pohlad.

                                   ARTICLE V

                          EFFECTIVENESS AND TERMINATION

         Section 5.1. EFFECTIVENESS. This Agreement shall take effect immediately upon the Closing and shall remain in effect until it is terminated pursuant to Section 5.2 hereof.

         Section 5.2. TERMINATION. This Agreement shall terminate upon the earliest to occur of the following:

                 (a) The Shareholder Group's Total Ownership Percentage falling below 15% at any time.

                 (b) Subject to the provisions of Section 5.3, the consummation of a Permitted Acquisition pursuant to which the Shareholder Group becomes the Beneficial Owner of not less than that percentage of the Voting Power attributable to all Voting Securities of the Company equal to 75% less the Pohlad Group's Voting Power;

                 (c) Two (2) years from the first date on which the following two conditions are met: (i) the Shareholder Group has become the Beneficial Owner of a percentage of the Voting Power attributable to all Voting Securities of the Company which is greater than (x) 55% less the Pohlad Group's Voting Power, but less than (y) 75% less the Pohlad Group's Voting Power, and (ii) the Shareholder Group has consummated a Shareholder Offer at a price which is not less than the Minimum Price pursuant to which at least 10% of the Voting Power attributable to Voting Securities not Beneficially Owned by the Significant Shareholders prior to such Shareholder Offer were acquired by the Shareholder Group.

                 (d) Mutual written agreement of the Company and the Shareholder at any time to terminate this Agreement, which termination shall occur at a time to be fixed in such mutual agreement.

         Section 5.3. AGREEMENTS FOLLOWING CERTAIN ACQUISITIONS. Following the consummation of a Permitted Acquisition pursuant to which the Shareholder Group becomes the Beneficial Owner of not less than that percentage of the Voting Power attributable to all Voting Securities of the Company equal to 75% less the Pohlad Group's Voting Power, the Company agrees that for a period of 90 days after such Permitted Acquisition it shall not, without the Shareholder's consent, take any action or enter into any agreement which

(i) restricts the acquisition by the Shareholder Group of any Voting Securities, notwithstanding that such acquisition is not a Permitted Acquisition, (ii) restricts in any manner the transfer of any such Voting Securities by the Shareholder Group, (iii) restricts any right of the Shareholder Group specifically preserved under Section 3.1, (iv) otherwise restricts in any manner the ability of any member of the Shareholder Group to take any action with respect to Voting Securities, including, in the case of clauses (i) through (iv), amending the Rights Agreement to provide for any such restriction, (v) effects a material change in the capital structure,
(vi) declares or pays a dividend (other than any regular quarterly dividend),
(vii) materially increases the compensation of any executive officer or
(viii) is a material action not in the ordinary course of business; provided that this provision shall not restrict the ability of the Company to comply with commitments entered into prior to the date of such Permitted Acquisition.

                                   ARTICLE VI

                                  MISCELLANEOUS

         Section 6.1. INJUNCTIVE RELIEF. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that each other party shall, in addition to any other rights or remedies which it may have, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have each provision of this Agreement specifically enforced against him or it, without the necessity of posting bond or other security against him or it, and consents to the entry of injunctive relief against him or it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

         Section 6.2. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Company and by the Shareholder and their respective successors and permitted assigns, and no such term or provision is for the benefit of, or intended to create any obligations to, any other Person.

         Section 6.3. AMENDMENTS; WAIVER. (a) This Agreement may be amended only by an agreement in writing executed by the parties hereto. Any approval of an amendment of this Agreement upon the part of the Company shall require the approval of a majority of the Independent Directors at a duly convened meeting thereof.

                 (b) Either party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter. Any waiver of any benefit or right provided to the Company under this Agreement shall require the approval of a majority of the Board and a majority of the Independent Directors at a duly convened meeting thereof.

         Section 6.4. NOTICES. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered personally or by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission if promptly confirmed by one of the foregoing means, as follows:

         If to the Shareholder:

              PepsiCo, Inc.
              700 Anderson Hill Road
              Purchase, NY 10577
              Attention:  General Counsel
              Fax:  (914) 253-3667

         with a copy to:

              Cravath, Swaine & Moore
              Worldwide Plaza
              825 Eighth Avenue
              New York, NY 10019
              Attention:  Robert Townsend
              Fax:  (212) 765-1047

         If to the Company:

              Whitman Corporation
              3501 Algonquin Road
              Rolling Meadows, Illinois 60008
              Attention:  General Counsel
              Fax:  (847) 818-5047

         with a copy to:

              Wachtell, Lipton, Rosen & Katz
              51 West 52nd Street
              New York, NY 10019
              Attention:  Seth A. Kaplan
              Fax:  (212) 403-2223

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given in a like manner.

         Section 6.5. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to principles of conflicts of law.

         Section 6.6. HEADINGS. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

         Section 6.7. INTEGRATION. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to its subject matter other than those expressly set forth or referred to herein.

         Section 6.8. SEVERABILITY. If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

         Section 6.9. CONSENT TO JURISDICTION. In connection with any suit, claim, action or proceeding arising out of this Agreement, the Shareholder and the Company each hereby consent to the in personam jurisdiction of the United States federal courts and state courts located in the State of Delaware; the Shareholder and the Company each agree that service in the manner set forth in Section 6.4 hereof shall be valid and sufficient for all purposes; and the Shareholder and the Company each agree to, and irrevocably waive any objection based on forum non conveniens or venue not to, appear in any United States federal court or state court located in the State of Delaware.

         Section 6.10. COUNTERPARTS. This Agreement may be executed by the parties hereto in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company and the Shareholder have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

                               WHITMAN CORPORATION

                               By:          /s/ Steven R. Andrews
                                  ----------------------------------------------
                                      Name:  Steven R. Andrews
                                      Title: Senior Vice President

                               PEPSICO, INC. (on behalf of itself and all members of the Shareholder Group)

                               By:         /s/ W. Timothy Heaviside
                                  ----------------------------------------------
                                      Name:  W. Timothy Heaviside
                                      Title: Vice President

                                    EXHIBIT C









                              SHAREHOLDER AGREEMENT

                                 BY AND BETWEEN

                              WHITMAN CORPORATION,
                             A DELAWARE CORPORATION,

                                POHLAD COMPANIES,
                             A MINNESOTA CORPORATION

                              DAKOTA HOLDINGS, LLC,
                      A DELAWARE LIMITED LIABILITY COMPANY

                                       AND

                                  ROBERT POHLAD

                          DATED AS OF NOVEMBER 30, 2000

                                TABLE OF CONTENTS

                                                                                                               PAGE

ARTICLE I  CERTAIN DEFINITIONS

Section 1.1.      Certain Definitions.............................................................................1

ARTICLE II  REPRESENTATIONS AND WARRANTIES

Section 2.1.      Representations and Warranties of the Company...................................................5
Section 2.2.      Representations and Warranties of the Shareholders..............................................5

ARTICLE III  SHAREHOLDER AND COMPANY CONDUCT

Section 3.1.      Acquisition of Voting Securities................................................................6
Section 3.2.      Required Reduction of Ownership Percentage......................................................6
Section 3.3.      Top-Up Rights...................................................................................8
Section 3.4.      Charter and By-Laws.............................................................................8
Section 3.5.      Rights Agreement................................................................................8
Section 3.6.      No Agreements...................................................................................8
Section 3.7.      Dakota Holdings.................................................................................9
Section 3.8.      Special Meetings Requested by the Shareholder; Nominations......................................9
Section 3.9.      Options. .......................................................................................9

ARTICLE IV  BOARD COMPOSITION; CHIEF EXECUTIVE

Section 4.1.      Board Composition; Chief Executive..............................................................9

ARTICLE V  EFFECTIVENESS AND TERMINATION

Section 5.1.      Effectiveness..................................................................................10
Section 5.2.      Termination....................................................................................10

ARTICLE VI  MISCELLANEOUS

Section 6.1.      Injunctive Relief..............................................................................10
Section 6.2.      Successors and Assigns.........................................................................10
Section 6.3.      Amendments; Waiver.............................................................................10
Section 6.4.      Notices. ......................................................................................11
Section 6.5.      Applicable Law.................................................................................11
Section 6.6.      Headings.......................................................................................11
Section 6.7.      Integration....................................................................................11
Section 6.8.      Severability...................................................................................12
Section 6.9.      Consent to Jurisdiction........................................................................12
Section 6.10.     Counterparts...................................................................................12


         SHAREHOLDER AGREEMENT, dated as of November 30, 2000 (this "AGREEMENT"), by and between Whitman Corporation, a Delaware corporation (the "COMPANY"), Pohlad Companies, a Minnesota corporation, Dakota Holdings, LLC, a Delaware limited liability company ("DAKOTA HOLDINGS") and Robert Pohlad.

                              W I T N E S S E T H:

         WHEREAS, the Company, Anchor Merger Sub, Inc., a Delaware corporation ("MERGER SUB"), and PepsiAmericas, Inc., a Delaware corporation ("PAS"), have entered into an Agreement and Plan of Merger, dated as of August 18, 2000 (the "MERGER AGREEMENT"), pursuant to which, among other things, PAS will be merged with and into Merger Sub, with Merger Sub as the surviving corporation, and in connection therewith, certain outstanding shares of common stock of PAS will be converted into shares of common stock, par value $0.01 per share (the "COMMON stock"), of the Company (the "MERGER");

         WHEREAS, the execution of this Agreement upon the consummation of the Merger (the "CLOSING") is a covenant of the Company and PAS in the Merger Agreement and a condition to the Company's obligations to close the transactions contemplated by the Merger Agreement;

         WHEREAS, Dakota Holdings is a shareholder of PAS and will be receiving common stock in the Merger;

         WHEREAS, Pohlad Companies is the managing member of PAS; and

         WHEREAS, in light of the transactions contemplated by the Merger Agreement, the Company and the Shareholders (as defined herein) desire to set forth in this Agreement certain terms and conditions concerning the acquisition and disposition of Voting Securities (as defined herein) of the Company by the Shareholder Group (as defined herein), and related provisions concerning the Shareholder Group's relationship with and investment in the Company immediately following the Closing.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I

                               CERTAIN DEFINITIONS

         Section 1.1. Certain Definitions. In addition to other terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the meanings ascribed to them below:

         "AFFILIATE" shall mean, with respect to any person, any other person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such person. For the purposes of this definition, "control," when used with respect to any particular person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "AFFILIATED TRANSACTION COMMITTEE" shall mean the Affiliated Transaction Committee of the Board.

         "AGREEMENT" shall have the meaning assigned to such term in the preamble.

         "BENEFICIAL OWNER" (and, with correlative meanings, "BENEFICIALLY OWN" and "BENEFICIAL OWNERSHIP") of any interest means a Person who, together with his or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Exchange Act, or who, together with his or its Affiliates, has the right to become such a beneficial owner of such interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise, conversion or exchange of any warrant, right or other instrument, or otherwise; provided that a Person shall not be deemed the Beneficial Owner of Voting Securities solely as a result of having been granted a revocable proxy relating to such Voting Securities in connection with any one special or annual meeting of shareholders of the Company (including any postponements or adjournments thereof), nor shall the procurement of such a proxy be deemed to give the proxy holder "control" over any Person as to which such proxy holder does not otherwise have control; and provided, further, that this definition shall be subject to the last sentence of Section 3.7.

         "BOARD" shall mean the Board of Directors of the Company in office at the applicable time, as elected in accordance with the By-Laws.

         "BUY-BACK EXCESS" shall have the meaning set forth in Section 3.2 of this Agreement.

         "BUY-BACK OFFER" shall have the meaning set forth in Section 3.2 of this Agreement.

         "BY-LAWS" shall mean the by-laws of the Company, as in effect immediately following consummation of the Merger (including amendments pursuant to the Merger Agreement), as they may be amended from time to time.

         "CHARTER" shall mean the Certificate of Incorporation of the Company, as in effect immediately following consummation of the Merger, as it may be amended from time to time.

         "CLOSING" shall have the meaning assigned in the second recital of this Agreement.

         "COMBINED MAXIMUM OWNERSHIP PERCENTAGE" shall mean, calculated at a particular point in time, a Total Ownership Percentage of 49.9%; PROVIDED that in the event of a Permitted Acquisition (other than a Contingent Payment Acquisition) which results in the Significant Shareholders' Total Ownership Percentage exceeding 49.9%, so long as the Significant Shareholders' Total Ownership Percentage exceeds 49.9% due to such Permitted Acquisition, the Combined Maximum Ownership Percentage shall become the Significant Shareholders' Total Ownership Percentage giving effect to such Permitted Acquisition.

         "COMMISSION" shall mean the United States Securities and Exchange Commission.

         "COMMON STOCK" shall have the meaning assigned in the first recital of this Agreement.

         "COMPANY" shall have the meaning assigned in the preamble.

         "CONTINGENT PAYMENT ACQUISITION" shall mean any acquisition of Voting Securities pursuant to any Contingent Payment (as defined in the Merger Agreement).

         "DAKOTA HOLDINGS AGREEMENT" shall have the meaning set forth in Section
3.7 of this Agreement.

         "DIRECTOR" shall mean any member of the Board of Directors of the Company in office at the applicable time, as elected in accordance with the provisions of the By-Laws.

         "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

         "FAMILY" shall mean, with respect to any natural person, (i) any child, stepchild, parent, stepparent, spouse or sibling, and (ii) any grandchild, grandparent, uncle, aunt, first cousin, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law who Beneficially Owns greater than 1% of the

Voting Power or who has entered into an agreement or commitment with said natural person with respect to the Voting Securities, and shall in each case include adoptive relationships.

         "INDEPENDENT DIRECTOR" shall mean any person who is both (i) independent of and otherwise unaffiliated with any member of the Shareholder Group or the PepsiCo Group, and who is not a director, officer, employee, consultant or advisor (financial, legal or other) of any member of the Shareholder Group or the PepsiCo Group and has not served in any such capacity in the previous two (2) years and (ii) not an officer or employee, consultant or advisor (financial, legal or other) of the Company and has not served in any such capacity in the previous two (2) years.

         "MAXIMUM OWNERSHIP PERCENTAGE" shall mean, calculated at a particular point in time, a Total Ownership Percentage equal to the "Shareholder Group's Closing Ownership Percentage," which shall mean the Shareholder Group's Total Ownership Percentage calculated as of Closing (giving full effect to the conversion in the Merger of PAS common stock into Company common stock) on a fully diluted basis (i) including purchases to be made in connection with the Merger (including the right of Dakota Holdings to purchase Subscription Shares (as defined in the Merger Agreement) pursuant to Section 4.7 of the Merger Agreement (the "Subscription Rights") and the right of Pohlad Companies or an affiliate thereof to acquire common stock with a value of $25 million from the PepsiCo Group (the "Pepsi Rights")) and (ii) assuming conversion of all options (other than the Subscription Rights and the Pepsi Rights included in (i) above, but, including, without limitation, options to acquire shares of PAS stock Beneficially Owned by members of the Shareholder Group); PROVIDED that in the event of a Permitted Acquisition (including any Contingent Payment Acquisition) which results in the Shareholder Group's Total Ownership Percentage exceeding the Shareholder Group's Closing Ownership Percentage, so long as the Shareholder Group's Total Ownership Percentage exceeds Shareholder Group's Closing Ownership Percentage due to such Permitted Acquisition, the Maximum Ownership Percentage shall become the Shareholder Group's Total Ownership Percentage giving effect to such Permitted Acquisition.

         "MERGER" shall have the meaning set forth in the first recital of this Agreement.

         "MERGER AGREEMENT" shall have the meaning set forth in the first recital of this Agreement.

         "NYSE" shall mean the New York Stock Exchange, Inc.

         "PEPSICO" shall mean PepsiCo, Inc., a North Carolina corporation.

         "PEPSICO AFFILIATE" shall mean any Affiliate of PepsiCo (other than the Company or its subsidiaries).

         "PEPSICO GROUP" shall mean PepsiCo, any PepsiCo Affiliate, any Permitted Significant Transferee (as defined in the PepsiCo Shareholder Agreement) and any Person with whom PepsiCo, any PepsiCo Affiliate or any Permitted Significant Transferee is part of a 13D Group, but shall exclude any member of the Pohlad Group.

         "PEPSICO SHAREHOLDER AGREEMENT" shall mean the Amended and Restated Shareholder Agreement, dated as of November 30, 2000, by and between the Company and PepsiCo.

         "PERMITTED ACQUISITION" shall mean the acquisition of Voting Securities pursuant to (1) a transaction or series of transactions that would not result, individually or in the aggregate, in any member of the Shareholder Group, singly or as part of a partnership, limited partnership, syndicate or other 13D Group, directly or indirectly, acquiring, proposing to acquire, or publicly announcing or otherwise disclosing an intention to propose to acquire, or offering or agreeing to acquire, by purchase or otherwise, Beneficial Ownership of any Security so as to cause either (x) the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) the Significant Shareholders' Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage, (2) the acquisition of Voting Securities pursuant to any

Contingent Payment Acquisition or pursuant to any transaction contemplated by the Merger Agreement, (3) the acquisition of Voting Securities pursuant to the right of Dakota Holdings to acquire common stock with a value of $25 million from the PepsiCo Group, in connection with the Merger; (4) a transaction (including the grant of any options to purchase common stock granted to any member of the Shareholder Group) approved by the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors), or (5) any acquisition of Voting Securities by the PepsiCo Group permitted under the PepsiCo Shareholder Agreement.

         "PERSON" shall mean any individual, partnership, joint venture, corporation, trust, unincorporated organization, government or department or agency of a government.

         "REPURCHASE" shall have the meaning set forth in Section 3.2 of this Agreement.

         "RIGHTS AGREEMENT" shall mean the Shareholder Rights Agreement, dated as of May 20, 1999, as amended.

         "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

         "SHAREHOLDERS" shall mean, collectively Pohlad Companies, Dakota Holdings and Robert Pohlad, provided that Pohlad Companies shall only be deemed a Shareholder under this Agreement so long as Pohlad Companies is a member of the Shareholder Group.

         "SHAREHOLDER GROUP" shall mean Robert Pohlad, any Affiliate of Robert Pohlad (other than the Company or its subsidiaries), any member of Robert Pohlad's Family, and any Person with whom Robert Pohlad, any Affiliate of Robert Pohlad or any member of Robert Pohlad's Family is part of a 13D Group.

         "SIGNIFICANT SHAREHOLDERS" shall mean, collectively, the Shareholder Group and the PepsiCo Group.

         "13D GROUP" shall mean any group of Persons acquiring, holding, voting or disposing of any Voting Security which would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement on Schedule 13D with the Commission as a "person" within the meaning of Section 13(d)(3) of the Exchange Act; PROVIDED that a Person shall not be deemed to be part of a 13D Group with another Person solely as a result of having been granted a revocable proxy relating to such Person's Voting Securities in connection with any one special or annual meeting of shareholders of the Company (including any postponements or adjournments thereof); PROVIDED, FURTHER, that the members of the Shareholder Group shall not be deemed to be part of a 13D Group with any member of the PepsiCo Group solely due to ownership of interests in Dakota Holdings so long as all members of the Shareholder Group are in compliance with the proviso in the first sentence of Section 3.7.

         "TOTAL OWNERSHIP PERCENTAGE" shall mean, calculated at a particular point in time, the Voting Power represented by the Voting Securities Beneficially Owned by the Person (or Persons) whose Total Ownership Percentage is being determined.

         "TOTAL VOTING POWER" shall mean, calculated at a particular point in time, the aggregate Votes represented by all then outstanding Voting Securities.

         "TRADING DAY", with respect to a Voting Security, shall mean a day on which the principal national securities exchange on which such Voting Security is listed or admitted to trading is open for the transaction of business or, if such security is not listed or admitted to trading on any national securities exchange, any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated to close.

         "TRANSFER" shall mean any sale, transfer, pledge, encumbrance or other disposition to any Person, and to "Transfer" shall mean to sell, transfer, pledge, encumber or otherwise dispose of to any Person.

         "VOTES" shall mean votes entitled to be cast generally in the election of Directors, assuming the conversion of any securities then convertible into common stock or shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors.

         "VOTING POWER" shall mean, calculated at a particular point in time, the ratio, expressed as a percentage, of (a) the Votes represented by the Voting Securities with respect to which the Voting Power is being determined to (b) Total Voting Power.

         "VOTING SECURITIES" shall mean the common stock and shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors and any securities then convertible into common stock or shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

         SECTION 2.1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Shareholders as of the date hereof as follows:

                  (a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

                  (b) This Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder.

                  (c) This Agreement has been duly executed and delivered by the Company and assuming due authorization and valid execution and delivery by each of the Shareholders, this Agreement is a valid and binding obligation of the Company, enforceable against it in accordance with its terms.

         SECTION 2.2. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each of the Shareholders and Dakota Holdings represents and warrants to the Company as of the date hereof as follows:

                  (a) Each of Pohlad Companies and Dakota Holdings has been duly organized and is validly existing and in good standing under the laws of its state of organization and has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder.

                  (b) This Agreement has been duly and validly authorized by each of Pohlad Companies and Dakota Holdings and all necessary and appropriate action has been taken by each of Pohlad Companies and Dakota Holdings to execute and deliver this Agreement and to perform its obligations hereunder.

                  (c) This Agreement has been duly executed and delivered by each of Pohlad Companies, Dakota Holdings and Robert Pohlad and assuming due authorization and valid execution and delivery by the Company, this Agreement is a valid and binding obligation of each of Pohlad Companies, Dakota Holdings and Robert Pohlad, enforceable against each of Pohlad Companies, Dakota Holdings and Robert Pohlad in accordance with its terms.

                                  ARTICLE III

                         SHAREHOLDER AND COMPANY CONDUCT

         SECTION 3.1. ACQUISITION OF VOTING SECURITIES. Subject to the provisions of this Agreement, during the term of this Agreement, the Shareholders agree with the Company that, without the prior approval of the Affiliated Transaction Committee, the Shareholders will not, and will cause each member of the Shareholder Group not to, take any of the following actions:

                  (a) singly or as part of a partnership, limited partnership, syndicate or other 13D Group, directly or indirectly, acquire, propose to acquire, or publicly announce or otherwise disclose an intention to propose to acquire, or offer or agree to acquire, by purchase or otherwise, Beneficial Ownership of any Voting Security so as to cause either (x) the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) to the best of the Shareholder's knowledge, the Significant Shareholders' Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage, other than pursuant to a Permitted Acquisition;

                  (b) form, join or in any way participate in a 13D Group with respect to any Voting Securities of the Company or any securities of its subsidiaries if such 13D Group's Total Ownership Percentage would exceed the Maximum Ownership Percentage;

                  (c) initiate (including by means of publicly proposing or announcing or otherwise disclosing an intention to propose, solicit, offer, seek to effect or negotiate) a merger, acquisition or other business combination transaction relating to the Company (other than a merger, acquisition or business combination of a third party (not a member of the Shareholder Group) with the Company) which would not be, if consummated, a Permitted Acquisition.

         The Shareholder Group shall not be prohibited by the terms of this Agreement from taking any action or exercising any right which is not inconsistent with the terms of this Agreement, including soliciting or obtaining the revocable proxy of any other shareholder of the Company with respect to the election of directors or any other matter, seeking the election of new directors, calling special meetings of shareholders of the Company, making shareholder proposals, engaging in discussions with the Board or the management of the Company or otherwise voting its Voting Securities in any manner in which any member of the Shareholder Group shall determine in its sole discretion. In addition, this section shall not be deemed to restrict Directors affiliated with the Shareholders from participating as officers or Board members in the direction of the Company.

         SECTION 3.2. REQUIRED REDUCTION OF OWNERSHIP PERCENTAGE. (a) If at any time the Shareholders become aware that the Shareholder Group's Total Ownership Percentage exceeds the Maximum Ownership Percentage, other than as permitted pursuant to the terms of this Agreement, then the Shareholders shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (i) the record date for the next annual or special meeting of shareholders of the Company, (ii) the record date for the taking of any action of shareholders of the Company by written consent or (iii) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group such that the Shareholder Group's Total Ownership Percentage is not greater than the Maximum Ownership Percentage.

                  (b) If at any time the Shareholder becomes aware that the Significant Shareholders' Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage as a result of a reduction in the number of Voting Securities outstanding (including, without limitation, as a result of a purchase of common stock by the Company) (such excess, the "BUY-BACK EXCESS"), then the Shareholder shall, or shall cause the Shareholder Group to, consistent with the provisions of this

         Agreement, promptly (in any event, prior to the earliest to occur of (x) the record date for the next annual or special meeting of shareholders of the Company, (y) the record date for the taking of any action of shareholders of the Company by written consent or (z) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group by the amount of such Buy-Back Excess in the following manner and order:

                           (i) First, for purposes of clauses (ii) and (iii)
                  below, the Buy Back Excess shall be reduced by the amount, if any, of Voting Securities received by the PepsiCo Group as an Aggregate Contingent Payment (as defined in the Merger Agreement), to the extent such Aggregate Contingent Payment has not been previously used to reduce the Buy-Back Excess pursuant to this Section.

                           (ii) Second, by Transferring to a Person other than
                  the Significant Shareholders the pro rata amount (based on the relative amounts of Voting Securities purchased by each of the Shareholder Group and the PepsiCo Group since August 18, 2000) of Voting Securities, if any, purchased by the Shareholder Group since August 18, 2000;

                           (iii) Third, by Transferring to a Person other than
                  the Significant Shareholders the pro rata amount of any remaining Buy-Back Excess (based on the relative Total Ownership Percentages, after giving effect to (i) and (ii) above, of the Shareholder Group and the PepsiCo Group immediately prior to the time when the Combined Maximum Ownership Percentage was exceeded).

                           (iv) Fourth, notwithstanding the foregoing, the
                  maximum number of Voting Securities that the Shareholder Group shall be required to Transfer pursuant to (ii) and (iii) above shall not exceed the amount that would be required to be Transferred if the PepsiCo Group made its corresponding pro rata Transfers consistent with (ii) and (iii) above.

                  (c) If at any time the Shareholders become aware that the Significant Shareholders' Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage, other than as a result of a reduction in the total number of Voting Securities (which situation shall be governed by paragraph (b) above) or as permitted pursuant to the terms of this Agreement, then the Shareholders shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (i) the record date for the next annual or special meeting of shareholders of the Company, (ii) the record date for the taking of any action of shareholders of the Company by written consent or (iii) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group such that the Significant Shareholders' Total Ownership Percentage is not greater than the Combined Maximum Ownership Percentage; provided that if the Shareholder becomes aware that the Significant Shareholders' Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage due to an acquisition by a member of the PepsiCo Group of Voting Securities or the addition to the PepsiCo Group of a new Affiliate that Beneficially Owns Voting Securities, the Shareholder shall promptly inform the Company of such fact but shall not be required to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group due to such event so long as the Shareholder Group is in compliance with the other provisions of this Agreement.

                  (d) During the term of this Agreement, if the Company purchases shares of common stock from the public, whether by tender offer, open market purchase or otherwise (a "REPURCHASE"), the Company shall contemporaneously with the Repurchase offer to purchase from the Shareholder Group, on the same terms and conditions, including price, as in the Repurchase, a percentage of those shares of common stock Beneficially Owned by the Shareholder Group equal to the percentage of shares of common stock to be Repurchased from the Beneficial Owners of shares of common stock other than the Shareholder Group (the "BUY-BACK OFFER"). The Company shall provide notice to the Shareholders of its intention to engage in a Repurchase and of the mechanism by which the Repurchase shall occur not less than thirty (30) days in advance of the date on which the Repurchase is to be consummated, and the Shareholders shall provide notice to the Company within ten (10) days of receipt of such notice of whether the Shareholder Group intends to accept the Buy-Back Offer.

         SECTION 3.3. TOP-UP RIGHTS. During the term of this Agreement, if the Shareholder Group's Total Ownership Percentage is below the Maximum Ownership Percentage and the Significant Shareholders' Total Ownership Percentage is below the Combined Maximum Ownership Percentage, the Shareholder Group may at its option purchase Voting Securities from time to time in the open market or otherwise in an amount not in excess of the amount that would cause either (x) the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) the Significant Shareholders' Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage.

         SECTION 3.4. CHARTER AND BY-LAWS. During the term of this Agreement the Company shall not, and the Shareholder Group shall not, and shall not facilitate any effort to, amend, alter or repeal, or propose the amendment, alteration or repeal of, any provision of the Charter or the By-Laws in any manner which is inconsistent with the terms of this Agreement. If at any time during the term of this Agreement the provisions of this Agreement shall conflict with the provisions of the Charter or the By-Laws, the parties shall use all reasonable efforts, consistent with their fiduciary responsibilities, to cause the provisions of the Charter and the By-Laws to be brought into conformity with the provisions of this Agreement.

         SECTION 3.5. RIGHTS AGREEMENT. During the term of this Agreement, the Company hereby agrees not to (i) amend any provision of the Rights Agreement in any manner which is inconsistent with the terms of this Agreement or the Merger Agreement and which adversely affects the rights of the Shareholder Group under the terms of this Agreement or (ii) adopt any new rights agreement which is inconsistent with the terms of this Agreement or the Merger Agreement and which adversely affects the rights of the Shareholder Group under the terms of this Agreement.

         SECTION 3.6. NO AGREEMENTS. During the term of this Agreement, except as specifically contemplated in Section 3.7, no member of the Shareholder Group shall, directly or indirectly, enter into any agreement or other understanding with any member of the PepsiCo Group with respect to the holding, voting, acquisition or disposition of Voting Securities.

         SECTION 3.7. DAKOTA HOLDINGS. Notwithstanding the provisions of Section 3.6, members of the Shareholder Group (whether existing or newly formed) and members of the PepsiCo Group may be parties to the Amended and Restated Limited Liability Company Agreement of Dakota Holdings, attached as Annex A to this Agreement (the "DAKOTA HOLDINGS AGREEMENT"), and to hold interests in Dakota Holdings pursuant to the Dakota Holdings Agreement, PROVIDED that (i) the Dakota Holdings Agreement expressly provides that (x) the members of the Shareholder Group who are parties to the Dakota Holdings Agreement have sole power with respect to the voting of that percentage of the Voting Securities owned by Dakota Holdings equal to the Class A Percentage Interest (as defined in the Dakota Holdings Agreement) (the "CLASS A PERCENTAGE") of the Shareholder Group members and with respect to the voting of such Voting Securities members of the PepsiCo Group shall have no power, influence or discretion, and (y) the members of the PepsiCo Group who are parties to the Dakota Holdings Agreement ultimately have sole power with respect to the voting of their Class A Percentage of the Voting Securities owned by Dakota Holdings and with respect to the voting of such Voting Securities members of the Shareholder Group shall have no power, influence or discretion which is not subject to the ultimate power of the PepsiCo Group to direct the voting; and (ii) Dakota Holdings shall not take any action to acquire, directly or indirectly, Beneficial Ownership of any additional Voting Securities (excluding any Voting Securities acquired pursuant to transactions contemplated by the Merger Agreement (including any Contingent Payment Acquisitions) and excluding Voting Securities acquired through stock dividends on then-owned Voting Securities and excluding the acquisition of Voting Securities pursuant to the right of Pohlad Companies to acquire common stock with a value of $25 million from the PepsiCo Group, in connection with the Merger). So long as the proviso in the preceding sentence is complied with, for purposes of calculating the Shareholder Group's Total Ownership Percentage, those Voting Securities over which a member of the PepsiCo Group has the sole powers described in clause (y) of clause (i) in the proviso in the preceding sentence shall not be considered Beneficially Owned by the Shareholder Group and a transfer of interests in Dakota Holdings from a member of the Shareholder Group to a member of the PepsiCo Group shall be permitted with the consent of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors), which consent shall not be unreasonably withheld.

         SECTION 3.8. SPECIAL MEETINGS REQUESTED BY THE SHAREHOLDER; NOMINATIONS. In the event that during the term of this Agreement the Shareholder Group requests a special meeting of the stockholders of the Company in accordance with the By-Laws, or the Shareholder Group nominates an alternative slate of directors to the slate proposed by the Board at any annual meeting of stockholders of the Company in accordance with the By-Laws, the Company hereby agrees that the Company shall not, without the Shareholders' consent, from the date of receipt of such request for a special meeting or the date of receipt of such nomination, as the case may be, until the adjournment of the requested special meeting or the annual meeting, as the case may be, (i) take any action effecting a material change in its capital structure, (ii) declare or pay a dividend (other than any regular quarterly dividend), (iii) materially increase the compensation of any executive officer or (iv) take any material action not in the ordinary course of business; provided that this provision shall not restrict the ability of the Company to comply with commitments entered into prior to the date of such request.

         SECTION 3.9. OPTIONS. The Company shall not grant to any member of the Shareholder Group any options to purchase common stock unless such grant is approved by the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors).

                                   ARTICLE IV

                       BOARD COMPOSITION; CHIEF EXECUTIVE

         SECTION 4.1. BOARD COMPOSITION; CHIEF EXECUTIVE. (a) As of the Effective Time (as defined in the Merger Agreement) of the Merger, the Board shall consist of the current directors of the Company and Robert Pohlad.

                  (b) Immediately following the Effective Time, Robert Pohlad shall be elected Chief Executive Officer of the Company by the Board.

                                   ARTICLE V

                          EFFECTIVENESS AND TERMINATION

         SECTION 5.1. EFFECTIVENESS. This Agreement shall take effect immediately upon the Closing and shall remain in effect until it is terminated pursuant to Section 5.2 hereof.

         SECTION 5.2. TERMINATION. This Agreement shall terminate upon written agreement of the Company (which shall require the approval of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors)) and the Shareholders at any time to terminate this Agreement, which termination shall occur at a time to be fixed in such mutual agreement.

                                   ARTICLE VI

                                  MISCELLANEOUS

         SECTION 6.1. INJUNCTIVE RELIEF. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that each other party shall, in addition to any other rights or remedies which it may have, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have each provision of this Agreement specifically enforced against him or it, without the necessity of posting bond or other security against him or it, and consents to the entry of injunctive relief against him or it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

         SECTION 6.2. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Company and by the Shareholders and their respective successors and permitted assigns, and no such term or provision is for the benefit of, or intended to create any obligations to, any other Person.

         SECTION 6.3. AMENDMENTS; WAIVER. (a) This Agreement may be amended only by an agreement in writing executed by the parties hereto. Any approval of an amendment of this Agreement upon the part of the Company shall require the approval of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors) at a duly convened meeting thereof.

                  (b) Either party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter. Any waiver of any benefit or right provided to the Company under this Agreement shall require the approval of a majority of the Board and approval of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors) at a duly convened meeting thereof.

         SECTION 6.4. NOTICES. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered personally or by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission if promptly confirmed by one of the foregoing means, as follows:

         If to the Shareholders:

              Pohlad Companies
              Suite 3800
              60 South 6th Street
              Minneapolis, MN 55402
              Attention:  Robert C. Pohlad
              Fax:  (612) 661-3825

         with a copy to:

              Briggs & Morgan, P.A.
              2400 IDS Center
              Minneapolis, MN 55402
              Attention:  Brian D. Wenger
              Fax:  (612) 334-8650

         If to the Company:

              Whitman Corporation
              3501 Algonquin Road
              Rolling Meadows, Illinois 60008
              Attention:  General Counsel
              Fax:  (847) 818-5029

         with a copy to:

              Wachtell, Lipton, Rosen & Katz
              51 West 52nd Street
              New York, NY 10019
              Attention:  Seth A. Kaplan
              Fax:  (212) 403-2000

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given in a like manner.

         SECTION 6.5. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to principles of conflicts of law.

         SECTION 6.6. HEADINGS. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

         SECTION 6.7. INTEGRATION. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to its subject matter other than those expressly set forth or referred to herein.

         SECTION 6.8. SEVERABILITY. If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

         SECTION 6.9. CONSENT TO JURISDICTION. In connection with any suit, claim, action or proceeding arising out of this Agreement, the Shareholder and the Company each hereby consent to the in personam jurisdiction of the United States federal courts and state courts located in the State of Delaware; the Shareholders and the Company each agree that service in the manner set forth in
Section 6.4 hereof shall be valid and sufficient for all purposes; and the Shareholders and the Company each agree to, and irrevocably waive any objection based on forum non conveniens or venue not to, appear in any United States federal court or state court located in the State of Delaware.

         SECTION 6.10. COUNTERPARTS. This Agreement may be executed by the parties hereto in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company and the Shareholders have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.


                               WHITMAN CORPORATION


                               By:   /s/ Steven. R. Andrews
                                  -------------------------
                                  Name:  Steven R. Andrews
                                  Title:  Senior Vice President


                               POHLAD COMPANIES


                               By:   /s/ John Bierbaum
                                   -------------------
                                   Name:  John Bierbaum
                                   Title: Chief Financial Officer


                               DAKOTA HOLDINGS, LLC


                               By: Pohlad Companies, Member


                                      By:  /s/ John Bierbaum
                                         -------------------
                                         Name:  John Bierbaum
                                         Title:  Chief Financial Officer


                               ROBERT C. POHLAD (on behalf of all members of the Shareholder Group other than Pohlad Companies and Dakota Holdings)


                                     /s/ Robert C. Pohlad
                               --------------------------

                                    EXHIBIT D

                                AGREEMENT TO FILE
                         JOINT STATEMENT ON SCHEDULE 13D

         The undersigned hereby agree to file a joint statement on Schedule 13D on behalf of each of the undersigned pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated:  December 11, 2000         DAKOTA HOLDINGS, LLC

                                     By Its Members

                                     POHLAD COMPANIES

                                     By: /s/ John F. Bierbaum
                                         ------------------------
                                         John F. Bierbaum, Vice President and
                                         Chief Financial Officer

                                     BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

                                     By: /s/ W. Timothy Heaviside
                                         ------------------------
                                         W. Timothy Heaviside, Vice President

                                     PEPSI-COLA METROPOLITAN BOTTLING CO., INC.

                                     By: /s/ W. Timothy Heaviside
                                         ------------------------
                                         W. Timothy Heaviside, Vice President

                                     BEVERAGE INVESTMENT, LLC

                                     By: /s/ John F. Bierbaum
                                         ------------------------
                                         John F. Bierbaum, Vice President


Dated:  December 11, 2000         POHLAD COMPANIES

                                  By: /s/ John F. Bierbaum
                                      ---------------------
                                       John F. Bierbaum, Vice President and
                                       Chief Financial Officer

Dated:  December 11, 2000         PEPSICO, INC.

                                  By: /s/ Timothy Heaviside
                                      ---------------------
                                       W. Timothy Heaviside, Vice President

                                   APPENDIX I

                                POHLAD COMPANIES

         Pohlad Companies is a business corporation incorporated under the laws of the State of Minnesota and principally engaged as an investment holding company. The principal occupation of each executive officer and the address of the principal business and principal office of Pohlad Companies is 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402. The principal occupation and business address of each director is set forth below.

DIRECTORS


Name                               Principal Occupation
----                               --------------------
Robert C. Pohlad                   President of Pohlad Companies and CEO and a
                                   director of Whitman Corporation

James O. Pohlad                    Executive Vice President of Pohlad Companies

William M. Pohlad                  Executive Vice President of Pohlad Companies


EXECUTIVE OFFICERS


Name                               Principal Occupation
----                               --------------------
Robert C. Pohlad                   President of Pohlad Companies and CEO and a
                                   director of Whitman Corporation

James O. Pohlad                    Executive Vice President of Pohlad Companies

William M. Pohlad                  Executive Vice President of Pohlad Companies

Raymond W. Zehr, Jr.               Executive Vice President and Treasurer of
                                   Pohlad Companies and President

Carl R. Pohlad                     Vice President of Pohlad Companies

John F. Bierbaum                   Executive Vice President and Secretary of
                                   Pohlad Companies and Executive Vice President
                                   of Corporate Growth and Strategic Planning of
                                   Whitman Corporation

Michael J. Reinarts                Vice President and Assistant Secretary of
                                   Pohlad Companies


                                  PEPSICO, INC.

         PepsiCo, Inc. is a business corporation incorporated under the laws of the State of North Carolina and principally engaged as a holding company for various entities engaged in the beverage industry. The principal occupation of each executive officer and the address of the principal business and principal office of PepsiCo, Inc. is 700 Anderson Hill Road, Purchase, New York 10577. The principal occupation and business address of each director is set forth below.

DIRECTORS



Name                                Principal Occupation
----                                --------------------
John F. Akers                       Former Chairman and CEO
                                    International Business Machines Corporation
                                    290 Harbor Drive
                                    Stamford, CT 06902-7441

Robert E. Allen                     Former Chairman and CEO
                                    AT&T Corp.
                                    101 JFK Parkway, 1D403
                                    Short Hills, NJ 07078

Roger A. Enrico                     Chairman & CEO
                                    PepsiCo, Inc.
                                    700 Anderson Hill Road
                                    Purchase, NY 10577

Peter Foy                           Retired Chairman
                                    Baring Brothers International Limited
                                    5 Belvedere Dr.
                                    Wimbledon SW19 7BX England

Ray L. Hunt                         Chairman and CEO
                                    Hunt Oil Company
                                    1445 Ross at Field
                                    Dallas, TX 75202-2785

Arthur C. Martinez                  Chairman and CEO
                                    Sears, Roebuck and Co.
                                    3333 Beverly Road
                                    Hoffman Estates, IL 60179

John J. Murphy                      Managing Director
                                    SMG Management, LLC
                                    5956 Sherry Lane, Suite 710
                                    Dallas, TX 75225

Franklin W. Raines                  Chairman and CEO
                                    Fannie Mae
                                    3900 Wisconsin Avenue, N.W.
                                    Washington, DC 20016



Name                                Principal Occupation
----                                --------------------
Steven S Reinemund                  President and COO, PepsiCo, Inc.
                                    700 Anderson Hill Road
                                    Purchase, NY 10577

Sharon Percy Rockefeller            President and CEO
                                    WETA
                                    2775 South Quincy Street
                                    Arlington, VA 22206

Franklin A. Thomas                  TFF Study Group
                                    595 Madison Avenue, 33rd Floor
                                    New York, NY 10022

Karl M. von der Heyden              Vice Chairman
                                    PepsiCo, Inc.
                                    700 Anderson Hill Road
                                    Purchase, NY 10577

Cynthia M. Trudell                  Chairman and President
                                    Saturn Corporation, General Motors
                                    1420 Stephenson Highway
                                    Troy, MI  48083

Solomon D. Trijillo                 Chairman, President and
                                    CEO
                                    U.S. West, Inc.
                                    1801 California Street, Suite 5200
                                    Denver, CO  80202


EXECUTIVE OFFICERS


Name                              Principal Occupation
----                              --------------------
Roger A. Enrico                   Chairman of the Board and CEO of PepsiCo, Inc.

Karl M. von der Heyden            Vice Chairman of the Board of PepsiCo, Inc.

Matthew M. McKenna                Senior Vice President and Treasurer of
                                  PepsiCo, Inc.

Indra K. Nooyi                    Senior Vice President and CFO of PepsiCo, Inc.

Steven S Reinemund                President and COO of PepsiCo, Inc.

Robert F. Sharpe, Jr.             Senior Vice President, General Counsel and
                                  Secretary of PepsiCo, Inc.

Peter A. Bridgman                 Senior Vice President and Controller of
                                  PepsiCo, Inc.


                   BEVERAGES, FOODS & SERVICE INDUSTRIES, INC.

         Beverages, Foods & Service Industries, Inc. is a business corporation incorporated under the laws of the State of Delaware and principally engaged as a holding company for various entities engaged in the beverage industry. The principal occupation of each executive officer and the address of the principal business and principal office of Beverages, Foods & Service Industries, Inc. is 700 Anderson Hill Road, Purchase, New York 10577. The principal occupation and business address of each director is set forth below.

DIRECTORS


Name                              Principal Occupation
----                              --------------------
Peter R. Thompson                 Vice President and Treasurer
                                  Beverages, Foods & Service Industries, Inc.
                                  700 Anderson Hill Road
                                  Purchase, NY 10577

Robert K. Biggart                 Vice President and Secretary
                                  Beverages, Foods & Service Industries, Inc.
                                  700 Anderson Hill Road
                                  Purchase, NY 10577


EXECUTIVE OFFICERS


Name                              Principal Occupation
----                              --------------------
Ronnie Miller                     President of Beverages, Foods & Service
                                  Industries, Inc.

Don McFarlane                     Executive Vice President of Beverages, Foods &
                                  Service Industries, Inc.

Michael D. White                  Executive Vice President of Beverages, Foods &
                                  Service Industries, Inc.

Robert K. Biggart                 Vice President and Secretary of Beverages,
                                  Foods & Service Industries, Inc.

Peter R. Thompson                 Vice President and Treasurer of Beverages,
                                  Foods & Service Industries, Inc.

Rogelio Rebolledo                 Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Lucien Alziari                    Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Edward F. Hickey                  Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Douglas McFadden                  Vice President of Beverages, Foods & Service
                                  Industries, Inc.


                                  I-5

Name                              Principal Occupation
----                              --------------------
Zein Abdalla                      Vice President of Beverages, Foods & Service
                                  Industries, Inc.

David Ayre                        Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Francisco Glennie                 Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Frans Hijkoop                     Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Fermin Diez                       Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Charles Hawley                    Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Mahendra Swarup                   Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Anil Dixit                        Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Brian Schipper                    Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Robert A. Rosenberg               Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Jacinto Escoriza                  Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Ronald Schellekens                Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Mary Lou Winchborne               Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Jean Pierre Wouters               Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Brock Leach                       Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Terry Danahy                      Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Leslie Wilemon                    Vice President of Beverages, Foods & Service
                                  Industries, Inc.


                                     I-6


Name                              Principal Occupation
----                              --------------------
Frans Hijkoop                     Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Harriet Kemp                      Vice President of Beverages, Foods & Service
                                  Industries, Inc.

David Veber                       Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Joseph Zakaria                    Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Emilo Leveque                     Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Kimberly Baugh                    Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Linda Reddy                       Vice President of Beverages, Foods & Service
                                  Industries, Inc.

Freddie Cabrera                   Assistant Secretary of Beverages, Foods &
                                  Service Industries, Inc.

Marijke Hagenaars                 Assistant Secretary of Beverages, Foods &
                                  Service Industries, Inc.

Felix Chamorro                    Assistant Secretary of Beverages, Foods &
                                  Service Industries, Inc.

Ron Porter                        Assistant Secretary of Beverages, Foods &
                                  Service Industries, Inc.

Kerensa Sheen                     Assistant Secretary of Beverages, Foods &
                                  Service Industries, Inc.


                 PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

         Pepsi-Cola Metropolitan Bottling Company, Inc. is a business corporation incorporated under the laws of the State of New Jersey and principally as a holding company for various entities engaged in the beverage industry. The principal occupation of each executive officer and the address of the principal business and principal office of Pepsi-Cola Metropolitan Bottling Company, Inc. is 700 Anderson Hill Road, Purchase, New York 10577. The principal occupation and business address of each director is set forth below.

DIRECTORS


Name                              Principal Occupation
----                              --------------------
W. Timothy Heaviside              Vice President and Assistant General Counsel
                                  PepsiCo, Inc.
                                  700 Anderson Hill Road
                                  Purchase, NY 10577

Sarah McGill                      Vice President and Assistant Treasurer
                                  Pepsi-Cola Metropolitan Bottling Company, Inc.
                                  700 Anderson Hill Road
                                  Purchase, NY 10577

Thomas H. Tamoney, Jr.            Vice President and Assistant Secretary
                                  Pepsi-Cola Metropolitan Bottling Company, Inc.
                                  700 Anderson Hill Road
                                  Purchase, NY 10577


EXECUTIVE OFFICERS


Name                              Principal Occupation
----                              --------------------
Gary M. Rodkin                    President of Pepsi-Cola Metropolitan Bottling
                                  Company, Inc.

Albert P. Carey                   Vice President of Pepsi-Cola Metropolitan
                                  Bottling Company, Inc.

Gerard W. Casey                   Vice President and Secretary of Pepsi-Cola
                                  Metropolitan Bottling Company, Inc.

Thomas H. Tamoney, Jr.            Vice President and Assistant Secretary of
                                  Pepsi-Cola Metropolitan Bottling Company, Inc.

Sarah McGill                      Vice President and Assistant Treasurer of
                                  Pepsi-Cola Metropolitan Bottling Company, Inc.

Kathryn L. Carson                 Vice President and Assistant Secretary of
                                  Pepsi-Cola Metropolitan Bottling Company, Inc.

James A. Kozlowski                Vice President and Treasurer of Pepsi-Cola
                                  Metropolitan Bottling Company, Inc.

James W. Nolan                    Vice President of Pepsi-Cola Metropolitan
                                  Bottling Company, Inc.

Beth Rodgers Pope                 Vice President of Pepsi-Cola Metropolitan
                                  Bottling Company, Inc.

David Yawman                      Vice President of Pepsi-Cola Metropolitan
                                  Bottling Company, Inc.

Carol F. Crossdale                Vice President of Pepsi-Cola Metropolitan
                                  Bottling Company, Inc.

W. Timothy Heaviside              Vice President of Pepsi-Cola Metropolitan
                                  Bottling Company, Inc.
